ALEXANDRIA REAL ESTATE EQUITIES, INC. (NYSE:ARE), Landlord of Choice to the Life Science Industry®, is the largest owner and preeminent real estate investment trust ("REIT") focused principally on cluster formation through the ownership, operation, management, selective redevelopment, development and acquisition of properties containing office/laboratory space. Alexandria has a stellar eleven-year operating and financial track record as a NYSE-listed company, ranked fourth out of all publicly traded equity REITs in total return performance, and had an approximate $5.2 billion total market capitalization as of December 31, 2008. Alexandria provides high-quality environmentally sustainable real estate, technical infrastructure and services to the broad and diverse life science industry. Client tenants include institutional (universities and independent not-for-profit institutions), pharmaceutical, biopharmaceutical, medical device, product, service, and translational entities, as well as government agencies. Alexandria's operating platform is based on the principle of "clustering," with assets and operations located in key life science markets.

ALEXANDRIA is committed to providing extraordinary leadership in times of tremendous economic uncertainty. The proven stability of our business model, the long-standing deep relationships with our broad and diverse base of constituents, and our irreplaceable world-class products and services continue to provide a safe haven for total return investors. Throughout our history, consistent performance in good times and bad has been Alexandria's hallmark.

To Fellow Alexandria Real Estate Equities, Inc. Owners

Our world has fundamentally and structurally changed. The Wall Street Journal recently featured the following headline to highlight the worldwide financial crisis: The world's financial system has broken down, credit remains constrained, markets and regulatory systems have failed, and the old rules governing financial flows are moribund. 2008 represented the worst financial performance of most markets around the world. The structural breakdown of the banking, financial and credit markets directly and adversely impacted governments, economies, businesses and people around the world.

Despite the dire macroeconomic circumstances, during 2008 Alexandria demonstrated the stability and durability of our core operations, continuing to provide office/laboratory space to the broad and diverse life science industry. Our operating results have been steady since our initial public offering ("IPO") in May 1997, and 2008 was no different. Our core operating results were solid for 2008, during a period of an extraordinary and unprecedented worldwide economic, financial, banking and credit market crisis, the onset of a significant worldwide economic recession and the drastic decline in consumer confidence and the consumer driven economy.

We have been able to generate a compound annual growth rate from IPO through December 31, 2008 of approximately 14.9% in total investment return (assuming reinvestment of all dividends), approximately 30.9% in total assets, approximately 27.9% in total market capitalization and approximately 21.6% in funds from operations. Over this period we were ranked fourth in total return, assuming reinvestment of all dividends, among all publicly traded equity REITs, demonstrating one of the real estate industry's absolute top growth rates. Other key financial metrics included our total shareholder return, assuming reinvestment of all dividends, from our IPO through December 31, 2008, which approximated 399%. This stellar total return vastly outperformed the NAREIT Equity REIT Index, which increased approximately 101%, the Russell 2000 Index, which increased approximately 52%, and the S&P 500 Index, which increased approximately 29%. These are truly outstanding accomplishments by any measure, achieved during extraordinary times.



JOEL S. MARCUS
Chairman of the Board /
Chief Executive Officer /
Co-Founder

Our expertise and experience in both the real estate and life science industries are unparalleled, and our unique and highly focused strategy is diligently crafted and executed. During 2008, and continuously every quarter since our IPO, Alexandria has reported consistent, stable and solid growth in funds from operations per share (diluted). This growth has been driven by the successful day-to-day execution of our differentiated and proprietary strategy, multi-faceted business model and highly efficient strategic operating platform focused on our key life science cluster markets.

In light of the current environment, we have been proactive and nimble in the way we manage our business, making significant reductions in expenditures across all areas of our business, including capital expenditures and operating expenses, as well as general and administrative expenses. We intend to focus intensely on preservation of capital while maintaining future long-term growth prospects. We intend to significantly reduce our capital expenditures in 2009 as compared to 2008 and focus on the completion of our existing active development and redevelopment projects. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up development in order to create or preserve value. These important preconstruction activities add significant value to our land for future development and are required for the ultimate vertical construction of our laboratory buildings. We also intend to reduce debt as a percentage of our overall capital structure over a multi-year period.

During this period, we intend to extend and/or refinance certain debt and make progress with reductions in the overall level of debt. We expect the source of funds over several years for the reduction of outstanding debt to be provided by additional financing opportunities, opportunistic sales of real estate, joint ventures and through the issuance of additional equity securities, as appropriate. As of December 31, 2008, we had identified three assets "held for sale" that have been classified in discontinued operations.

We will continue our intense efforts to maintain a solid and flexible balance sheet with adequate liquidity. We live in a very challenging and dynamic economic environment. It is imperative to continue to apply operational and financial discipline to manage costs carefully.


399% ARE
101% NAREIT EQUITY REIT
52% RUSSELL 2000
29% S&P 500
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'99
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'01
'02
'03
'04
'05
'06
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'08

TOTAL RETURN PERFORMANCE An investment in Alexandria's common stock has proven to deliver solid long-term returns in a variety of economic cycles as compared to various indices. A **399%** total return performance (assuming reinvestment of all dividends) reflects the performance of Alexandria Real Estate Equities, Inc. since its IPO on May 28, 1997 to December 31, 2008, compared to the NAREIT Equity REIT, Russell 2000 and S&P 500 indices for the same period.


N
CANADA
EASTERN MASSACHUSETTS
SEATTLE
NEW YORK CITY
SAN FRANCISCO BAY
NEW JERSEY/
SUBURBAN
PHILADELPHIA
LOS ANGELES METRO
SUBURBAN
WASHINGTON, D.C.
SAN DIEGO
SOUTHEAST

DOMINANCE IN EACH KEY LIFE SCIENCE CLUSTER MARKET Alexandria maintains dominance in each of its key life science cluster markets with preeminent locations and state-of-the-art facilities. The irreplaceable locations, very high quality real estate and prudent geographical diversification provide a stable platform for operations and secure cash flow.

THE LIFE SCIENCE INDUSTRY AND OUR CLIENT TENANT BASE The quality, diversity and breadth of our life science client tenants, coupled with the stability created by the remaining terms of their leases, provide Alexandria with relatively secure cash flows. As of December 31, 2008, on an annualized base rent basis by sector, Alexandria's multinational pharmaceutical client tenants represented approximately 24% led by Novartis AG and GlaxoSmithKline plc; public biopharmaceutical companies represented approximately 26% and included the six largest in the sector: Genentech, Inc., Amgen Inc., Gilead Sciences, Inc., Celgene Corporation, Genzyme Corporation and Biogen Idec, Inc.; private biopharmaceutical represented approximately 13% and were dominated by leading-edge companies with blue chip venture investors, including Ambrx, Inc., Archemix Corp., Fate Therapeutics, Inc., Juvaris BioTherapeutics, Inc., Sapphire Energy and TolerRx, Inc.; product and service companies represented approximately 16%, led by Quest Diagnostics Incorporated, Laboratory Corporation of America Holdings and Monsanto Company; government agencies, universities and renown medical and research institutions represented approximately 14%, including The Scripps Research Institute, the Massachusetts Institute of Technology, the Fred Hutchinson Cancer Research Center, the University of Washington, the University of California, San Francisco and the United States Government; and the remainder of approximately 7% was comprised of traditional office client tenants. The two fastest growing sectors by revenue currently include leading institutional and multinational pharmaceutical client tenants. Alexandria's innovative business model, unique strength in life science and financial underwriting, long-term client tenant relationships and sophisticated management, set Alexandria apart from all other publicly traded REITs.

In the current economy, we believe that the life science industry will fare better than many other sectors due to the continual demand for existing and new medical products and services and the increased federal funding for scientific research. Multinational pharmaceutical companies generally have strong balance sheets; this industry has an aggregate of approximately $175 billion in cash and investments as of December 31, 2008.

Our expertise and experience in both the real estate and life science industries are unparalleled, and our unique and highly focused strategy is diligently crafted and executed.

The pharmaceutical industry is using these multi-billion dollar balance sheets to restructure and reinvent its business model in exciting ways that should benefit Alexandria. Undervalued products, companies, platforms and technologies are being acquired by the pharmaceutical industry in order to backfill its pipelines and ensure continued growth. Multinational pharmaceutical companies are also aggressively directing more attention to capturing revenue growth from the emerging markets, including vaccines and consumer medicine. In addition, we are beginning to see a consolidation of the pharmaceutical industry through the proposed mergers of Pfizer Inc. and Wyeth, Roche Holding AG and Genentech, Inc., and Merck & Co., Inc. and Schering-Plough Corporation.

The largest public biotechnology companies are profitable and have robust revenues, sufficient cash and strong pipelines to weather the economic downturn. Small and medium-sized biotechnology companies face uncertainties in this environment and are focused on extending cash runways by entering into collaborations earlier in the drug development cycle, divesting non-strategic assets or programs and honing their business models. The most promising private biotechnology companies will continue to receive funding in this environment as the leading venture capital firms and corporate venture groups are prepared to invest more capital in fewer companies over longer periods of time. In addition, biomedical research institutions and government agencies will directly benefit from the additional $10.4 billion in funding for the National Institutes of Health and $3 billion for the National Science Foundation included in the American Recovery and Reinvestment Act of 2009. Life science product and service companies, including our client tenants Life Technologies Corporation and Qiagen N.V., that derive a significant percentage of total revenues from academic and government labs, will also benefit from the federal economic stimulus bill.

Alexandria's unique clustering business model continues to support its consistent performance in these unprecedented economic times. In 2008, the successful nature of our clustering model was once again proven as leading life science companies continued


ALEXANDRIA CLIENT TENANT SECTORS (ANNUALIZED BASE RENT AS OF DECEMBER 31, 2008)
24.3% MULTINATIONAL PHARMACEUTICAL COMPANIES
13.4% INDEPENDENT NOT-FOR-PROFIT INSTITUTIONS, UNIVERSITIES, TRANSLATIONAL RESEARCH ENTITIES AND GOVERNMENT AGENCIES
25.6% PUBLIC BIOTECHNOLOGY
16.2% MEDICAL DEVICE, LIFE SCIENCE PRODUCT, SERVICE AND BIODEFENSE
13.1% PRIVATE BIOTECHNOLOGY
7.4% TRADITIONAL OFFICE

BROAD AND DIVERSE LIFE SCIENCE INDUSTRY CLIENT TENANTS Alexandria's client tenant sectors reflect the continuum of scientific research, development and commercialization phases of the life science industry. Our state-of-the-art facilities are leased to preeminent entities comprising the broad and diverse life science industry. This prudent diversity has provided stability and consistency for our operations and has served to protect Alexandria's cash flow in prior economic cycles.

to strategically locate at the heart of innovation adjacent to the world's premier biomedical research institutions in our world-class clusters. Striving to reinvent their business models, multinational pharmaceutical companies are seeking to capture the entrepreneurial spirit of key cluster locations and decentralize their remote large research campuses. Leading companies, including GlaxoSmithKline plc, Pfizer Inc. and Novartis AG, are strategically locating their newly created or acquired independent, nimble and science-driven research and development units in critical cluster locations to encourage a more efficient, innovative and productive model for drug discovery. For example, Pfizer Inc.'s new Biotherapeutics and Bioinnovation Center is locating next to the University of California, San Francisco at our Mission Bay cluster and Sirtris Pharmaceuticals, Inc., a recently acquired GlaxoSmithKline plc company, is expanding next to the Massachusetts Institute of Technology at our Technology Square cluster. In addition, the vitality of these clusters will be further enhanced with the increased federal funding for biomedical research institutions and government agencies included in the recently signed federal economic stimulus bill. The clustering of multinational pharmaceutical, large biotechnology companies, world-renowned academic researchers and emerging biopharmaceutical companies creates a highly collaborative and innovative atmosphere necessary for the development of future medical breakthroughs and contributes to the overall long-term sustainability of the life science industry.

OPERATIONAL REVIEW AND FINANCIAL HIGHLIGHTS Once again, and for 42 consecutive quarters, our full-year growth in United States generally accepted accounting principles ("GAAP") net operating income for our pool of "same properties" has been positive, approximating 3.3% and cash net operating income for these properties has grown approximately 7.3%. These internal growth metrics represent broad-based stable performance in our markets. Contributing to this growth is the fact that approximately 94% of our leases have annual rental rate increases, generally with minimum annual increases approximating 3%+. Rental rate increases on the rollover of leases in our asset

"We have enjoyed our long-term relationship with ARE since our early days as a start-up and now as a fast-paced, independent discovery performance unit within GSK. We appreciate the strong support that ARE provides to the thriving life sciences cluster at Tech Square and the larger biotechnology community in Cambridge."

MICHELLE DIPP, M.D., PH.D.
VICE PRESIDENT, HEAD OF
U.S. CENTRE OF EXCELLENCE
FOR EXTERNAL DRUG DISCOVERY,
GLAXOSMITHKLINE PLC
SIRTRIS PHARMACEUTICALS, INC.

Amplimmune, Inc.
BrainCells Inc.
Duke University
Eli Lilly and Company
Johnson & Johnson
Massachusetts Institute of Technology
National Institutes of Health
Palo Alto Medical Foundation for Health Care, Research and Education
Roche Holding AG
Thermo Fisher Scientific Inc.

5 YEARS

Astellas Pharma, Inc.
Environmental Protection Agency
Fred Hutchinson Cancer Research Center
Henry M. Jackson Foundation
Merck & Co., Inc.
OSI Pharmaceuticals, Inc.

6 YEARS

Archemix Corp.
Burnham Institute for Medical Research
Exelixis, Inc.
National Multiple Sclerosis Society
Sapphire Energy, Inc.

7 YEARS


AstraZeneca PLC
Auxilium Pharmaceuticals, Inc.
bioMérieux SA
Celgene Corporation
Laboratory Corporation of America Holdings
Qiagen N.V.
Quest Diagnostics Incorporated
Allozyne, Inc.
Amylin Pharmaceuticals, Inc.
Novartis AG
The Scripps Research Institute
UMass Memorial Medical Center
Eisai Co., Ltd.
Genentech, Inc.
Gilead Sciences, Inc.
GlaxoSmithKline plc
Monsanto Company
Pfizer Inc.
Sanofi-Aventis
University of California, San Francisco
University of Washington
ZymoGenetics, Inc.
8 YEARS
9 YEARS
10+ YEARS

STRONG CLIENT TENANT RETENTION Alexandria's long-standing leadership within the life science industry has created enduring client tenant relationships (a cross section of which is noted above). This unique position and these relationships, coupled with the importance of the best locations and the state-of-the-art characteristics of our laboratory environments, enable Alexandria to retain the life science industry's top client tenants. Over the past five years, Alexandria has retained approximately **85%** of tenants for which lease renewals were desired (excludes space targeted for redevelopment). This high client tenant retention rate is evidence of the high quality services we provide and the unique nature of our relationships with our client tenants.

Chart reflects remaining lease terms in years

"ARE continues to deliver attractive core portfolio growth. We view ARE as a core holding REIT in a specialty office niche that we view favorably in the current environment."

SHEILA McGRATH
SENIOR VICE PRESIDENT
KEEFE, BRUYETTE & WOODS

base, which have been positive every year as a publicly traded company, approximated 15.0% on a GAAP basis, driving our internal core growth.

2008 was the most active leasing year in the Company's history. We signed a total of 141 leases for approximately 2,161,000 rentable square feet of space, averaging consistent rental rate increases, which represented a record year for the Company. As of December 31, 2008, we reported a total occupancy rate of approximately 94.8%, excluding our properties undergoing redevelopment. Additionally, our average occupancy rate as of December 31 from 1997 through 2008 was approximately 95.5%.

In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations, to both maintain our high operating margins, which approximated a very healthy 75% during 2008, and sustain strong year-end interest and fixed charge coverage ratios of 3.95 and 2.77, respectively.

During 2008, we sold eight properties at aggregate net proceeds of approximately $86 million. These sales reflect our ongoing program to critically evaluate the strategic value of all of our properties on an ongoing basis and sell certain properties when appropriate so that capital may be prudently used to pay down debt.

We are comfortable with our current liquidity position. As of December 31, 2008, we had approximately $120 million of cash on hand, including approximately $50 million of cash restricted for use in construction projects and approximately $475 million available on our $1.9 billion unsecured line of credit and unsecured term loan. Over the past 15 months, we have generated aggregate proceeds of approximately $100 million from the sales of property.

During 2008, we proactively negotiated to extend three loans aggregating approximately $302 million. Over the next two years, we have approximately $330 million of secured notes maturing; we intend to extend the maturity dates on a significant portion of these loans. As of December 31, 2008, we were in compliance with our financial covenants under our loan agreements. Additionally, we believe our capital and business plan will allow us to remain in compliance with our financial covenants.

In the current economy, we believe that the life science industry will fare better than many other sectors due to the continual demands for existing and new medical products and services and the increased federal funding for scientific research.

Our dividend payout ratio remained among the industry's lowest at approximately 52.3% as of December 31, 2008.

OUR TEAM It is the unparalleled strength and experience of our employees that drive our continued success. Our team members bring an impressive breadth of knowledge, understanding and expertise in both the life science and real estate fields, and are hand picked from the top of their respective industries.

We are extremely proud of our long tenured senior management team which brings an unrivaled level of leadership and on-point experience. As of December 31, 2008, the Company's Senior Vice Presidents have an average of over 20 years of real estate expertise, and an average of ten years of management experience at Alexandria alone. These leaders also provide continuing in-depth involvement and experience in the life science industry, with many having past or present positions on various life science advisory boards and councils, including the Massachusetts Biotechnology Council, Maryland Life Sciences Advisory Board, Gladstone Institute and the Mayor of San Francisco's Biotech Task Force. Our Senior Vice Presidents responsible for construction and development matters each bring over 20 years of development expertise to the Company.

This in-depth knowledge and experience within each regional cluster, when coupled with the long tenure and internal continuity of the management team, creates the foundation for our thorough understanding of the multi-faceted needs of life science companies with respect to comprehensive real estate solutions. The combination of our strong tenant relationships, efficient operations and consistent performance are unique to our franchise and are the tangible products of the commitment, stability and experience of our senior management team and each and every employee of the Company.

A TRADITION OF SERVICE AND SOCIAL RESPONSIBILITY We at Alexandria are committed to serving the larger community and improving the greater good of the world in which


GROSS LEASES
3%
LEASES WHERE TENANT PAYS MAJORITY OF OPERATING EXPENSES
8%
TRIPLE NET LEASES
89%

94% LEASES CONTAIN ANNUAL RENT ESCALATIONS (GENERALLY 3% PLUS)

92% LEASES PROVIDE FOR RECOVERY OF CAPITAL EXPENDITURES

FAVORABLE LEASE STRUCTURE As Landlord of Choice to the Life Science Industry®, Alexandria has pioneered and implemented a very favorable lease structure. As of December 31, 2008, approximately **89%** of our leases (on a rentable square footage basis) were triple net leases, and approximately 8 percent of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. In addition, approximately **94%** of our leases (on a rentable square footage basis) were subject to annual rental rate escalations. Further, approximately **92%** of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures (roof replacement, parking lot resurfacing and HVAC systems maintenance and/or replacement). This strong lease structure enables Alexandria to maintain among the highest operating margins in the REIT industry as well as to protect cash flows through very challenging economic environments.

As of December 31, 2008


8%
6%
4%
2%
0%
ALEXANDRIA'S AVERAGE
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'08
Alexandria Real Estate Equities, Inc.
Office REITs*
Alexandria's average (simple average for 42 quarters)
*Source: FactSet, SNL Financial, Company reports

SOLID AND CONSISTENT SAME PROPERTY GROWTH Alexandria has a uniquely proven track record of consistent same property growth in varying economic cycles. Quarter to quarter for 42 consecutive quarters, Alexandria has achieved positive growth in same property net operating income (GAAP basis), averaging approximately **3.7%.**

we live. In 2003, Alexandria launched Operation Outreach as a response to the conflicts in Iraq and Afghanistan. Our mission is to assist the families of soldiers who are deployed overseas. Since its inception, it has been our privilege to help many families and foundations across the country.

In 2008, Alexandria learned of a 25 year old Marine who served in Iraq and was in critical need of support. He had been shot by a sniper and sustained multiple injuries to his left femur resulting in the loss of approximately five inches of bone, along with circulatory and muscle destruction. To date he has had numerous surgeries. In addition, his wife was diagnosed with post-orthostatic Tachycardia syndrome and bilateral meniscus tears to her knees. This family has experienced a tremendous amount of physical and emotional suffering. Alexandria has been providing monthly support to cover the family's mounting medical bills and basic monthly expenses. We are honored and privileged to provide this much needed financial and personal support, though modest, to this young military family.

We have contributed to foundations across the country such as The Fisher House Foundation, USO, Adopt-A-Platoon and The Intrepid Fallen Heroes Fund. In October of 2008, The Fisher House Foundation conducted its grand opening and dedication ceremony for a "home away from home" for active and retired military families of soldiers who have been admitted for medical care at the Naval Medical Center in San Diego, California. We were grateful to have Alexandria representatives in attendance at this celebration. During this visit, we also had the pleasure of meeting a few of our current Operation Outreach families. We are deeply moved by the enthusiastic letters and messages of gratitude we receive regularly from the families we support. It is an extremely humbling experience to learn about and take part in the triumphs and struggles of these men and women who sacrifice their personal lives to serve our military and protect our freedoms. We are very proud of our team's efforts and are dedicated to continuing this important program.

Alexandria's unique clustering business model continues to foster consistent performance in these unprecedented economic times.

SUSTAINABLE BUILDING AND OPERATIONAL PRACTICES With environmental concerns remaining at the forefront of our global awareness and the ever increasing need for operating efficiency, Alexandria continues advancing its green practices in all aspects of its operations. We have further positioned ourselves at the leading edge of innovative energy efficiency and sustainable building and operational practices, and have extended our educational outreach to our client tenants and our employees. Our dedication to incorporating environmental best practices into our projects has been further rewarded in 2008 with the receipt of Gold Leadership in Energy and Environmental Design ("LEED®") certification by the United States Green Building Council for our property containing industry-leading biotechnology companies located in Cambridge, Massachusetts. Alexandria is also committed to the pursuit of LEED® certifications of certain of its other core and shell office/laboratory projects located in San Francisco, Seattle and New York City. Finally, Alexandria has embarked on a number of operational fronts, from central plant optimization projects to green housekeeping practices, where the benefits returned are in the form of environmental savings and reduced energy usage, resulting in lower overall operating costs for our client tenants. From our company's inception, Alexandria has pioneered the development of office/laboratory space for the life science sector, and we remain dedicated to maintaining our leadership position as pioneers of a forward-thinking green initiative in our specialized niche.

ONWARD Our goals for 2009 are simple: (i) maintain a solid and flexible balance sheet with adequate liquidity, maintain near-term obligations that are modest and maintain multiple sources of earnings and cash flows; (ii) continue to maintain leadership in our operations that give us durable and distinctive competitive advantages; and (iii) continue to nurture the cache of outstanding operating managers throughout the Company who over the years have delivered exceptional results.


95.5% OCCUPIED RENTABLE SQUARE FOOTAGE
4.5% AVAILABLE RENTABLE SQUARE FOOTAGE


1997 96.7%
1998 96.2%
1999 95.7%
2000 98.4%
2001 99.0%
2002 95.9%
2003 93.9%
2004 95.2%
2005 93.2%
2006 93.1%
2007 93.8%
2008 94.8%

OCCUPIED AVAILABLE Source: Company 10-K reports

STABLE OCCUPANCY Alexandria's unique niche laboratory space focus which we pioneered, coupled with our highly valuable knowledge, expertise, experience and relationships, have combined to result in consistently high occupancy. Alexandria's average occupancy rate as of December 31 from 1997 to 2008 was approximately **95.5%** and was **94.8%** as of December 31, 2008.

We manage Alexandria in an integrated manner with a long-term focus to create value for long-term total return investors and our owner employees. We are convinced that this is the best way to run our business. We have a proven brand that is powerful, relevant, and impactful to our broad and diverse life science constituency, whom we deeply respect and consider an integral part of our team. As we have stated before, our culture is defined by unparalleled excellence, earnest service, cutting-edge creativity and innovation, interdependent teamwork, mutual respect, responsibility and unwavering integrity. At Alexandria, we define success by what we accomplish as much as by who we are and what we stand for. Our passion to excel is distinct, and our commitment to quality is as consistent as it is remarkable. Keen focus in a very tough macroeconomic environment is paramount.

We shall persevere!

JOEL S. MARCUS
CHAIRMAN OF THE BOARD /
CHIEF EXECUTIVE OFFICER /
CO-FOUNDER

2008 Financial Review

Performance Graph

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

The following performance graph compares the cumulative total return on our common stock over a five-year period ending December 31, 2008, to the cumulative total return on the Equity REIT Index prepared by the National Association of Real Estate Investment Trusts ("NAREIT"), the Russell 2000 Index and the S&P 500 Index. The graph assumes that $100 was invested on December 31, 2003 in our common stock, the NAREIT Equity REIT Index, the Russell 2000 Index and the S&P 500 Index, and that all dividends were reinvested. The return shown on the graph below is not necessarily indicative of future performance.



$200
$150
$100
ALEXANDRIA REAL ESTATE EQUITIES, INC.
NAREIT EQUITY REIT
RUSSELL 2000
S&P 500
2003
2004
2005
2006
2007
2008

As of December 31,	2003	2004	2005	2006	2007	2008
Alexandria Real Estate Equities, Inc.	$100.00	$133.65	$149.90	$192.68	$201.21	$ 123.94
NAREIT Equity REIT Index	$100.00	$131.58	$147.58	$199.32	$168.05	$ 104.65
Russell 2000 Index	$100.00	$118.33	$123.72	$146.44	$144.15	$ 95.44
S&P 500 Index	$100.00	$110.88	$116.33	$134.70	$142.10	$ 89.53

Source: Research Data Group

The performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information in the graph be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

Forward-Looking Statements and Certifications

FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report including, without limitation, statements containing the words "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", or "anticipates", or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, our failure to obtain capital (debt, construction financing or equity) or refinance debt maturities, increased interest rates and operating costs, adverse economic or real estate developments in our markets, our failure to successfully complete and lease our existing space held for redevelopment and new properties acquired for that purpose and any properties undergoing development, our failure to successfully operate or lease acquired properties, decreased rental rates or increased vacancy rates or failure to renew or replace expiring leases, defaults on or non-renewal of leases by tenants, general and local economic conditions and other factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our other reports that are publicly filed with the Securities and Exchange Commission. We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports that are publicly filed with the Securities and Exchange Commission for further discussion.

CERTIFICATIONS

We have included as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission certifications of our Chief Executive Officer and Chief Financial Officer regarding the quality of our public disclosure pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have submitted to the New York Stock Exchange ("NYSE") our Chief Executive Officer's certification that he is not aware of any violation by us of the NYSE corporate governance listing standards.

Selected Financial Data

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Certain amounts for the years prior to 2008 presented in the table below have been reclassified to conform to the presentation of our consolidated financial statements for the year ended December 31, 2008.

Year ended December 31, *(Dollars in thousands, except per share amounts)*	2008	2007	2006	2005	2004
OPERATING DATA:					
Total revenue	$ 460,668	$ 397,062	$ 302,061	$ 222,717	$ 163,133
Total expenses	349,614	310,553	233,792	168,383	113,400
Minority interest	3,799	3,669	2,287	634	–
Income from continuing operations	107,255	82,840	65,982	53,700	49,733
Income from discontinued operations, net	15,614	10,884	7,434	9,733	10,462
Net income	122,869	93,724	73,416	63,433	60,195
Dividends on preferred stock	24,225	12,020	16,090	16,090	12,595
Preferred stock redemption charge	–	2,799	–	–	1,876
Net income available to common stockholders	$ 98,644	$ 78,905	$ 57,326	$ 47,343	$ 45,724
Earnings per share — basic					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.63	$ 2.29	$ 1.98	$ 1.80	$ 1.83
Discontinued operations, net	0.49	0.37	0.30	0.46	0.54
Earnings per share — basic	$ 3.12	$ 2.66	$ 2.28	$ 2.26	$ 2.37
Earnings per share — diluted					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.60	$ 2.27	$ 1.96	$ 1.76	$ 1.80
Discontinued operations, net	0.49	0.36	0.29	0.46	0.53
Earnings per share — diluted	$ 3.09	$ 2.63	$ 2.25	$ 2.22	$ 2.33
Weighted average shares of common stock outstanding					
Basic	31,653,829	29,668,231	25,102,200	20,948,915	19,315,364
Diluted	31,907,956	30,004,462	25,524,478	21,316,886	19,658,759
Cash dividends declared per share of common stock	$ 3.18	$ 3.04	$ 2.86	$ 2.72	$ 2.52

Year ended December 31, *(Dollars in thousands)*	**2008**	2007	2006	2005	2004
BALANCE SHEET DATA (AT YEAR END):					
Rental properties, net	**$ 3,325,047**	$ 3,146,915	$ 2,726,251	$ 1,675,520	$ 1,335,490
Total assets	**$ 5,131,096**	$ 4,642,094	$ 3,617,477	$ 2,362,450	$ 1,872,284
Total debt	**$ 2,966,963**	$ 2,787,904	$ 2,024,866	$ 1,406,666	$ 1,186,946
Total liabilities	**$ 3,385,879**	$ 3,062,768	$ 2,208,348	$ 1,512,535	$ 1,251,811
Minority interest	**$ 75,021**	$ 75,506	$ 57,477	$ 20,115	$ –
Stockholders' equity	**$ 1,670,196**	$ 1,503,820	$ 1,351,652	$ 829,800	$ 620,473
RECONCILIATION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS:					
Net income available to common stockholders	**$ 98,644**	$ 78,905	$ 57,326	$ 47,343	$ 45,724
Add:					
Depreciation and amortization[1]	**108,743**	97,335	74,039	55,416	42,523
Minority interest	**3,799**	3,669	2,287	634	–
Subtract:					
Gain/loss on sales of property[2]	**(20,401)**	(7,976)	(59)	(36)	(1,627)
FFO allocable to minority interest	**(4,108)**	(3,733)	(1,928)	(668)	–
Funds from operations available to common stockholders[3]	**$ 186,677**	$ 168,200	$ 131,665	$ 102,689	$ 86,620
OTHER DATA:					
Cash provided by operating activities	**$ 232,709**	$ 169,725	$ 118,750	$ 120,678	$ 65,316
Cash used in investing activities	**$ (467,548)**	$ (931,328)	$ (960,590)	$ (432,900)	$ (448,252)
Cash provided by financing activities	**$ 297,970**	$ 766,685	$ 841,237	$ 312,975	$ 381,109
Number of properties at year end	**159**	166	158	132	111
Rentable square feet of properties at year end	**11,685,912**	12,176,192	11,253,409	8,838,297	7,462,498
Occupancy of properties at year end	**90%**	88%	88%	88%	87%
Occupancy of properties at year end, excluding properties undergoing redevelopment and properties "held for sale"	**95%**	94%	93%	93%	95%

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations for the periods prior to when such assets were classified as "held for sale".

(2) Gain/loss on sales of property relates to eight properties sold during 2008, four properties and four land parcels sold during 2007, three properties sold during 2006, one property sold during 2005 and one property sold during 2004. Gain/loss on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

(3) United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by real estate investment trusts ("REITs"). We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations".

Management's Discussion and Analysis of Financial Condition and Results of Operations

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described below in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events or otherwise.

OVERVIEW

We are a publicly traded real estate investment trust ("REIT") focused principally on science-driven cluster formation. We are the leading provider of high-quality environmentally sustainable real estate, technical infrastructure services and capital to the broad and diverse life science industry. Client tenants include institutional (universities and independent not-for-profit institutions), pharmaceutical, biopharmaceutical, medical device, product, service and translational entities, as well as government agencies. Our operating platform is based on the principle of "clustering", with assets and operations located in key life science markets.

In 2008, we:

- Executed 141 leases for approximately 2.2 million rentable square feet, up 37% over 2007.
- Completed redevelopment of multiple spaces at 14 properties aggregating approximately 335,000 rentable square feet of which approximately 88% was leased.
- Leased approximately 630,000 rentable square feet of redevelopment and development space.
- Reported operating margins of approximately 75%.
- Reported occupancy at 94.8% as of December 31, 2008.
- Sold eight properties for approximately $86 million.
- Extended maturities of two secured notes payable aggregating approximately $251 million.
- Received LEED® certifications for two buildings in the Eastern Massachusetts and San Francisco Bay markets.
- Closed 7.00% series D cumulative convertible preferred stock offering with net proceeds of approximately $242 million.

2008 demonstrated the strength and durability of our core operations providing office/laboratory space to the broad and diverse life science industry. Our operating results have been steady over the period from our initial public offering in May 1997 through December 31, 2008. Our core operating results were solid for 2008, during a period of an extraordinary and unprecedented United States and worldwide economic, financial, banking and credit market crisis, the onset of a significant worldwide economic recession and the drastic decline in consumer confidence and the consumer driven economy. Financial systems throughout the world have become illiquid with banks much less willing to lend substantial amounts to other banks and borrowers. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing or capital on reasonable terms or on any terms.

The current economic, financial and banking environment, worldwide economic recession and lack of consumer confidence have caused and mandated significant reductions to our capital expenditures across all areas of our business, including operating expenses, general and administrative expenses, development and construction. We intend to focus on preservation of capital while maintaining future long-term growth prospects. We intend to significantly reduce our capital expenditures in 2009 as compared to 2008 while we focus on the completion of our existing active redevelopment projects aggregating approximately 590,057 rentable square feet and our existing active development projects aggregating approximately 875,000 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up/vertical above ground development in order to preserve and create value. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be very careful and prudent with any future decisions to add new projects to our active ground-up/vertical developments. Future reductions in construction activities will reduce our capital expenditures. However, if construction activities (including preconstruction activities) cease, certain construction and/or preconstruction costs, including interest, taxes, insurance, payroll and other costs, will be expensed as incurred. We also intend to reduce debt as a percentage of our overall capital structure over a multi-year period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds over several years for the repayment of outstanding debt to be provided by opportunistic sales of real estate, joint ventures and through the issuance of additional equity securities, as appropriate. As of December 31, 2008, we had identified three assets "held for sale" which have been classified in discontinued operations.

As of December 31, 2008, we had 159 properties containing approximately 11.7 million rentable square feet of office/laboratory space including approximately 590,057 rentable square feet of space undergoing a permanent change in use to office/laboratory space through redevelopment. As of that date, our properties were approximately 94.8% leased, excluding spaces at properties undergoing redevelopment. In addition, as of December 31, 2008, our asset base contained properties undergoing ground-up development approximating 875,000 rentable square feet.

The following table is a summary of our properties as of December 31, 2008 (dollars in thousands):

		Rentable Square Feet				
Markets	Number of Properties	Operating	Redevelopment	Total	Annualized[1] Base Rent	Occupancy[1][2] Percentage
California — Los Angeles Metro	1	31,343	–	31,343	$ 820	88.3%
California — San Diego	31	1,494,551	148,657	1,643,208	43,594	92.6
California — San Francisco Bay	17	1,478,660	–	1,478,660	56,542	98.4
Eastern Massachusetts	38	3,147,365	308,931	3,456,296	116,017	96.7
New Jersey/Suburban Philadelphia	8	441,504	–	441,504	8,341	87.5
Southeast	13	621,586	65,834	687,420	12,446	94.7
Suburban Washington, D.C.	31	2,428,466	66,635	2,495,101	48,608	90.5
Washington — Seattle	13	1,045,768	–	1,045,768	32,244	98.7
International — Canada	4	342,394	–	342,394	8,773	100.0
Continuing Operations	156	11,031,637	590,057	11,621,694	327,385	94.8
Discontinued Operations	3	64,218	–	64,218	1,220	100.0
Total	159	11,095,855	590,057	11,685,912	$ 328,605	94.8%

(1) Annualized base rent means the annualized fixed base rental amount in effect as of December 31, 2008 (using rental revenue computed on a straight-line basis in accordance with GAAP). Amounts exclude spaces at properties totaling approximately 590,057 rentable square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(2) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of December 31, 2008 was approximately 90.0%.

Our primary sources of revenue are rental income and tenant recoveries (consisting of reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses from certain tenants) from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property development, redevelopment and acquisition activities. Of the 159 properties owned as of December 31, 2008, two were acquired in 2008 (the "2008 Properties"), 15 in 2007, 19 in 2006, and 104 prior to 2006. In addition, we completed the development of one property in 2007 (together with the 15 properties acquired in 2007, the "2007 Properties"), four properties in 2006 (together with the 19 properties acquired in 2006, the "2006 Properties"), and 14 properties prior to 2006. As a result of these development and acquisition activities, as well as our ongoing redevelopment and leasing activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2008 as compared to 2007, and for 2007 as compared to 2006. Our operating expenses generally consist of real estate taxes, insurance, utilities, common area and other operating expenses.

Leasing

As of December 31, 2008, approximately 89% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2008, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2008, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures, and approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index.

The following table summarizes information with respect to the lease expirations at our properties as of December 31, 2008:

Year of Lease Expiration	Number of Expiring Leases	Rentable Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases *(per rentable square foot)*
2009[1]	75	982,312	9.5%	$30.55
2010	62	1,088,066	10.5	27.41
2011	70	1,700,099	16.4	29.21
2012	60	1,384,688	13.3	34.39
2013	50	1,057,435	10.2	31.67
2014	25	815,970	7.9	28.72
2015	14	688,865	6.6	29.60
2016	14	751,560	7.2	26.79
2017	12	600,032	5.8	36.73
2018	11	726,844	7.0	43.64
Thereafter	11	583,950	5.6	29.38

(1) Excludes 14 month-to-month leases for approximately 78,000 rentable square feet.

Our revenues are derived primarily from rental payments and reimbursement of operating expenses under our leases. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely payments under its lease. Also, if tenants decide not to renew their leases or terminate early, we may not be able to re-lease the space. Even if tenants decide to renew or lease space, the terms of renewals or new leases, including the cost of any tenant improvements, concessions and lease commissions, may be less favorable to us than current lease terms. Consequently, we could lose the cash flow from the affected properties, which could negatively impact our business. We may have to divert cash flow generated by other properties to meet our mortgage payments, if any, or to pay other expenses related to owning the affected properties.

Redevelopment

A key component of our long-term business is redevelopment of existing office, warehouse or shell space as generic laboratory space that can be leased at higher rates. As of December 31, 2008, we had approximately 590,057 rentable square feet undergoing redevelopment at 13 properties. In addition to properties undergoing redevelopment, as of December 31, 2008, our asset base contained embedded opportunities for a future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.6 million rentable square feet. However, new commitments for significant additional redevelopment projects are not strategic priorities in the near term. As of December 31, 2008, our estimated cost to complete was approximately $80 per rentable square foot for the 590,057 rentable square feet undergoing a permanent change in use to office/laboratory space through redevelopment. Our final costs for these redevelopment projects will ultimately depend on many factors, including construction requirements for each tenant, final lease negotiations and the amount of costs funded by each tenant.

There can be no assurance that we will be able to complete spaces undergoing redevelopment or initiate additional redevelopment projects. Redevelopment activities subject us to many risks, including delays in permitting, financing availability, engaging contractors, availability and pricing of materials and labor and other redevelopment uncertainties. In addition, there can be no assurance that, upon completion, we will be able to successfully lease the space or lease the space at rental rates at or above the returns on our investment anticipated by our stockholders.

Development

Another key component of our long-term business is ground-up development projects. Our development strategy is primarily to pursue selective projects where we expect to achieve appropriate investment returns. We generally have undertaken ground-up development projects only if our investment in infrastructure will be substantially made for generic, rather than tenant specific, improvements. As of December 31, 2008, we had five parcels of land undergoing ground-up development approximating 875,000 rentable square feet of office/laboratory space. We also had an embedded pipeline for potential future ground-up development approximating 9.6 million developable square feet of office/laboratory space. However, new commitments for significant additional ground-up developments are not strategic priorities in the near term. As of December 31, 2008, our estimated committed costs to complete were approximately $100 per rentable square foot for the 875,000 rentable square feet undergoing ground-up development. Our final costs for these development projects will ultimately depend on many factors, including construction requirements for each tenant, final lease negotiations and the amount of costs funded by each tenant.

Our success with our development projects depends on many risks that may adversely affect our business, including those associated with:

- unprecedented and extraordinary worldwide negative economic, financial and banking conditions;
- the onset of significant worldwide economic recession and lack of confidence;
- the seizure or illiquidity of credit markets;
- national, local and worldwide economic conditions;
- delays in construction;
- budget overruns;
- lack of availability and/or increasing costs of materials;
- commodity pricing of building materials and supplies;
- financing availability;
- changes in the life sciences, financial and banking industries;
- volatility in interest rates;
- labor availability and/or strikes;
- uncertainty of leasing;
- timing of the commencement of rental payments;
- changes in local submarket conditions;
- delays or denials of entitlements or permits; and
- other property development uncertainties.

In addition, development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. This may distract management from focusing on other operational activities. If we are unable to complete development projects successfully, our business may be adversely affected.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT compliance

We have elected to be taxed as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

Fair value

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. SFAS 157 establishes and requires disclosure of fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The three levels of hierarchy are: 1) using quoted prices in active markets for identical assets or liabilities; 2) "significant other observable inputs"; and 3) "significant unobservable inputs". "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Rental properties, net, properties undergoing development and redevelopment, and land held for development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment and identified intangibles (including intangible value to above or below market leases, acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of acquired above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Impairment indicators for our rental properties, properties undergoing development and redevelopment and land held for development are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred and that the future undiscounted cash flows are less than the carrying amount, a write-down is recorded to reduce the carrying amount to its estimated fair value.

Capitalization of costs

As required by Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed.

Accounting for investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined based upon the closing trading price as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and FASB Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" pursuant to SFAS 157 to determine the fair value of privately held entities.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month London Interbank Offered Rate ("LIBOR"). The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), we record our interest rate swap agreements on the balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. In accordance with SFAS 157, the fair values of interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the interest rate swap agreements, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. We have concluded as of December 31, 2008 that the fair value associated with "significant unobservable inputs" for risk of non-performance was insignificant to the overall fair value of our interest rate swap agreements and as a result have determined that the relevant inputs for purposes of calculating the fair value of our interest rate swap agreements, in their entirety, were based upon "significant other observable inputs" pursuant to SFAS 157. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

Recognition of rental income and tenant recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2008 and 2007, we had no allowance for doubtful accounts.

Discontinued operations

We follow the provisions of SFAS 144 in determining whether a property qualifies as an asset "held for sale" and should be classified as "discontinued operations". A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale".

Impact of recently issued accounting standards

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 applies to our fiscal years beginning on January 1, 2009 and requires that all prior-period earnings per share data be adjusted retrospectively. Early adoption is prohibited.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") that affects the accounting treatment for convertible debt instruments, such as our outstanding unsecured convertible notes, that may be settled wholly or partially in cash. FSP APB 14-1 requires that instruments within its scope be separated into their liability and equity components at initial recognition by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value will be amortized to interest expense using the interest method. In addition, FSP APB 14-1 requires that the interest cost for our unsecured convertible notes be accounted for based on our unsecured nonconvertible debt borrowing rate. FSP APB 14-1 applies to our fiscal years beginning on January 1, 2009 and requires retrospective application to all periods presented, with early adoption prohibited. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately. Once adopted, we expect an increase in our non-cash interest expense associated with the $460 million aggregate principal amount outstanding of unsecured convertible notes that were issued in January 2007, including non-cash interest expense for prior periods (2007 and 2008) as a result of its retrospective application.

The aggregate retrospective application of both FSP EITF 03-6-1 and FSP APB 14-1 will lower our reported earnings per share (diluted) by approximately 20 cents for the year ended December 31, 2008.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), the objective of which is to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernment entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles" ("SAS 69"). SAS 69 has been criticized because it is not directed to the entity, but directed to the entity's independent public accountants. SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity (not its independent public accountants) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 was effective 60 days following the Securities and Exchange Commission's approval on September 16, 2008, of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS 162 did not have an impact on our consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), to enhance disclosures about an entity's derivative and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. SFAS 161 requires that the entity disclose the fair value of derivative instruments and their gains and losses as well as the credit risk related contingent features. SFAS 161 applies to our fiscal years beginning on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (R), "Business Combinations" ("SFAS 141R"), to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair value as of the acquisition date. SFAS 141R also requires companies to recognize the fair value of assets acquired, the liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, SFAS 141R requires that acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is prohibited. The adoption of SFAS 141R on January 1, 2009 could materially impact our future financial results to the extent that we acquire significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to our practice prior to adoption of SFAS 141R of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. In addition, SFAS 160 requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. SFAS 160 applies to our fiscal year beginning on January 1, 2009 and will be adopted prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Early adoption is prohibited. The adoption of SFAS 160 will result in a reclassification of minority interest to a separate component of total equity and net income attributable to noncontrolling interest will no longer be treated as a reduction to net income but will be shown as a reduction from net income in calculating net income available to common stockholders. Additionally, upon adoption, any future purchase or sale of interest in an entity that results in a change of control may have a material impact on our financial statements as our interest in the entity will be recognized at fair value with gains or losses included in net income. The adoption of SFAS 160 is not expected to have a material impact to our diluted earnings per share.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

Rental revenues increased by $48.0 million, or 16%, to $348.0 million for 2008 compared to $300.0 million for 2007. The increase resulted primarily from the 2007 Properties being owned for a full year and the addition of the 2008 Properties. In addition, in 2008, we recognized additional rental income aggregating $11.3 million primarily related to a modification of a lease for a property in South San Francisco, California.

Tenant recoveries increased by $19.2 million, or 23%, to $101.4 million for 2008 compared to $82.2 million for 2007. The increase resulted primarily from the 2007 Properties being owned for a full year and the addition of the 2008 Properties.

Other income for 2008 and 2007 of $11.2 million and $14.8 million, respectively, represents construction management fees, interest, investment income and storage income. As a percentage of total revenues, other income for 2008 remained relatively consistent at approximately 2% to 4% of total revenues.

Rental operating expenses increased by $17.4 million, or 18%, to $114.5 million for 2008 compared to $97.1 million for 2007. The increase resulted primarily from increases in rental operating expenses (primarily property taxes and utilities) from properties developed, redeveloped and acquired in 2008 and 2007. The majority of the increase in rental operating expenses was recoverable from tenants.

General and administrative expenses increased by $2.5 million, or 8%, to $34.8 million for 2008 compared to $32.3 million for 2007, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally. As a percentage of total revenues, general and administrative expenses for 2008 remained consistent with 2007 at approximately 8%.

Interest expense decreased by $7.3 million, or 9%, to $78.8 million for 2008 compared to $86.1 million for 2007. The decrease resulted primarily from a decrease in outstanding borrowings on our unsecured line of credit due to the issuance of 10.0 million shares of our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") in March and April 2008. Additionally, the decrease resulted from a decrease in LIBOR rates. These decreases were partially offset by increases in indebtedness on our unsecured line of credit. These borrowings were utilized to finance the development, redevelopment and acquisition of the 2007 Properties and 2008 Properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate swap agreements, decreased from approximately 5.85% as of December 31, 2007 to approximately 4.30% as of December 31, 2008. We have entered into certain interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources — Interest Rate Swap Agreements").

Depreciation and amortization increased by $13.2 million, or 14%, to $108.2 million for 2008 compared to $95.0 million for 2007. The increase resulted primarily from depreciation associated with the 2007 Properties being owned for a full year and the addition of the 2008 Properties.

During 2008, we recognized aggregate non-cash impairment charges of $13.3 million associated with other-than-temporary declines in the value of certain investments below their carrying value.

Income from discontinued operations of $15.6 million for 2008 reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2008 and eight properties sold during 2008. In connection with the properties sold in 2008, we recorded a gain of approximately $20.4 million. In accordance with SFAS 144, we recorded a non-cash impairment charge of approximately $4.7 million in March 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market, which has been included in income from discontinued operations, net. These properties were sold later in 2008. Income from discontinued operations of $10.9 million for 2007 reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2008, eight properties sold during 2008, and four properties and four land parcels sold during 2007. In connection with the properties sold in 2007, we recorded a gain of approximately $8.0 million.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Rental revenues increased by $70.4 million, or 31%, to $300.0 million for 2007 compared to $229.6 million for 2006. The increase resulted primarily from the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Tenant recoveries increased by $21.6 million, or 36%, to $82.2 million for 2007 compared to $60.6 million for 2006. The increase resulted primarily from the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Other income increased by $3.0 million, or 26%, to $14.8 million for 2007 compared to $11.8 million for 2006, due to an overall increase in all sources of other income. Other income consists of construction management fees, interest, investment income and storage.

Rental operating expenses increased by $29.3 million, or 43%, to $97.1 million for 2007 compared to $67.8 million for 2006. The increase resulted primarily from increases in rental operating expenses (primarily property taxes, insurance and utilities) from properties developed, redeveloped and acquired in 2007 and 2006. The majority of the increase in rental operating expenses is recoverable from our tenants.

General and administrative expenses increased by $6.3 million, or 24%, to $32.3 million for 2007 compared to $26.0 million for 2006, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally, from 158 properties with approximately 11.3 million rentable square feet as of December 31, 2006 to 166 properties with approximately 12.2 million rentable square feet as of December 31, 2007. As a percentage of total revenues, general and administrative expenses for 2007 remained relatively consistent with 2006.

Interest expense increased by $17.0 million, or 25%, to $86.1 million for 2007 compared to $69.1 million for 2006. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan, secured notes payable and outstanding indebtedness related to our unsecured convertible notes. These borrowings were utilized to finance the development, redevelopment and acquisition of the 2006 Properties and 2007 Properties. We have entered into certain interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources — Interest Rate Swap Agreements").

Depreciation and amortization increased by $24.1 million, or 34%, to $95.0 million for 2007 compared to $70.9 million for 2006. The increase resulted primarily from depreciation associated with the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Income from discontinued operations of $10.9 million for 2007 reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2008, eight properties sold during 2008 and four properties and four land parcels sold during 2007. In connection with the properties and land parcels sold in 2007, we recorded a gain of approximately $8.0 million. Income from discontinued operations of $7.4 million for 2006 reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2008, eight properties sold during 2008, four properties and four land parcels sold during 2007 and three properties sold in 2006. In connection with the properties sold in 2006, we recorded a gain of approximately $59,000.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property development and redevelopment activities, scheduled debt maturities and non-recurring capital improvements, through net cash provided by operating activities, periodic asset sales, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan and the issuance of additional debt and/or equity securities.

Notwithstanding our expectations, financial markets have recently experienced unusual volatility and uncertainty. While this condition has occurred initially within the "subprime" mortgage lending sector of the credit market, financial systems throughout the world have become illiquid with banks no longer willing to lend substantial amounts to other banks and borrowers. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing or capital on reasonable terms or at any terms. Our ability to finance our development and redevelopment projects and pending or new acquisitions, as well as our ability to refinance debt maturities, could be adversely affected by our inability to secure capital on reasonable terms, if at all.

The current extraordinary and unprecedented United States and worldwide economic, financial, banking and credit market crisis and the onset of a significant worldwide economic recession and drastic decline in consumer confidence have caused and mandated significant reductions to our capital expenditures across all areas of our business, including operating expenses, general and administrative expenses and construction. We intend to focus on preservation of capital while maintaining future growth prospects. We intend to significantly reduce our capital expenditures in 2009 as compared to 2008 while we focus on the completion of our existing active redevelopment projects aggregating approximately 590,057 rentable square feet and our existing active development projects aggregating approximately 875,000 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up/vertical above ground development in order to preserve and create value. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be careful and prudent with any future decisions to add new projects to our active ground-up/vertical developments. Future reductions in construction activities will reduce our capital expenditures. However, if construction activities (including preconstruction activities) cease, certain construction and/or preconstruction costs, including interest, taxes, insurance, payroll and other costs, will be expensed as incurred. We also intend to reduce debt as a percentage of our overall capital structure over a multi-year period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds over several years for the repayment of outstanding debt to be provided by opportunistic sales of real estate, joint ventures and through the issuance of additional equity securities, as appropriate. As of December 31, 2008, we had identified three assets "held for sale" that have been classified in discontinued operations.

As further discussed below, our principal liquidity needs are to:

- fund normal recurring expenses;
- fund current development and redevelopment costs;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund principal and interest payments due under our debt obligations, including balloon payments of principal; and
- fund dividend distributions in order to maintain our REIT qualification under the Internal Revenue Code.

We believe that our sources of capital for our principal liquidity needs will be satisfied by:

- cash on hand of approximately $71.2 million as of December 31, 2008;
- restricted cash to fund certain construction costs;
- cash flows generated by operating activities (for the year ended December 31 2008, we generated approximately $232.7 million of cash flows from operating activities);
- availability under our $1.9 billion unsecured line of credit and unsecured term loan (approximately $1.4 billion outstanding as of December 31, 2008);
- cash proceeds from new secured or unsecured financings;
- cash proceeds generated from potential asset sales;
- cash proceeds from the issuance of common or preferred equity or debt securities; and
- cash proceeds from joint ventures.

Principal liquidity needs

Contractual obligations and commitments

Contractual obligations as of December 31, 2008 consisted of the following (in thousands):

		Payments by Period			
	Total	2009	2010–2011	2012–2013	Thereafter
Secured notes payable	$ 1,081,963	$ 94,998	$ 449,003	$ 87,401	$ 450,561
Unsecured line of credit[1]	675,000	–	675,000	–	–
Unsecured term loan[1]	750,000	–	750,000	–	–
Unsecured convertible notes	460,000	–	–	460,000	–
Estimated interest payments	427,627	115,380	180,670	91,906	39,671
Ground lease obligations	596,549	6,104	14,254	16,774	559,417
Other obligations	4,593	1,348	2,426	819	–
Total	$ 3,995,732	$ 217,830	$ 2,071,353	$ 656,900	$ 1,049,649

(1) Excludes extension option.

Secured notes payable as of December 31, 2008 consisted of 29 notes secured by 64 properties and four land development parcels. Our secured notes payable require monthly payments of principal and interest and had weighted average interest rates of approximately 5.26% at December 31, 2008. Minority interest share of secured notes payable aggregated approximately $45.0 million as of December 31, 2008. The total book values of rental properties, net, properties undergoing development and redevelopment, and land held for development securing debt were approximately $1.8 billion at December 31, 2008. At December 31, 2008, our secured notes payable were comprised of approximately $785.5 million and $296.4 million of fixed and variable rate debt, respectively.

Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

In January 2007, we completed a private offering of $460 million of 3.7% unsecured convertible notes that are due in 2027. See additional information under Note 7 to our consolidated financial statements regarding our ability to redeem these notes, the ability of the holders to require us to repurchase the notes and circumstances under which the holders may convert the notes.

Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates and scheduled maturity dates. As of December 31, 2008, approximately 74% of our debt was fixed rate debt or variable rate debt subject to interest rate swap agreements. See additional information regarding our interest rate swap agreements under "Liquidity and Capital Resources — Interest Rate Swap Agreements". The remaining 26% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been excluded from the table on the prior page because we cannot reasonably determine the future interest obligations on variable rate debt as we cannot predict the applicable variable interest rates in the future. See additional information regarding our debt under Notes 5, 6, 7 and 8 to our consolidated financial statements.

Ground lease obligations as of December 31, 2008 included leases for 19 of our properties and three land development parcels. These lease obligations have remaining lease terms from 24 to 98 years, excluding extension options.

In addition to the above, as of December 31, 2008, remaining aggregate costs under contracts for the construction of properties undergoing development and redevelopment and infrastructure improvements under the terms of leases approximated $292.2 million. We expect payments for these obligations to occur over the next four years, subject to capital planning adjustments from time to time. We are also committed to fund approximately $43.8 million for certain investments over the next six years.

Capital expenditures, tenant improvements and leasing costs

As of December 31, 2008, we had an aggregate of approximately 875,000 rentable square feet undergoing vertical ground-up construction and an aggregate of approximately 590,057 rentable square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

For the years ended December 31, 2008, 2007 and 2006, we paid property-related capital expenditures and tenant improvements related to our properties, including expenditures related to our development and redevelopment projects, aggregating approximately $540.8 million, $589.6 million and $274.0 million, respectively. These amounts include payments for property-related capital expenditures and tenant improvement presented in the table on page 42. We expect our future property-related capital expenditures and tenant improvements related to our life science properties to decrease in 2009 as compared to 2008.

The following table shows total and weighted average per square foot property-related capital expenditures, tenant improvements and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:

	Total/ Weighted Average	2008	2007	2006	2005	2004
CAPITAL EXPENDITURES[1]:						
Major capital expenditures	$ 5,959,000	$ 405,000	$ 1,379,000	$ 575,000	$ 972,000	$ 2,628,000[2]
Recurring capital expenditures	$ 4,763,000	$ 955,000	$ 648,000	$ 639,000	$ 1,278,000	$ 1,243,000
Weighted average square feet in portfolio	47,289,809	11,770,769	11,476,217	9,790,326	8,128,690	6,123,807
Per weighted average square foot in portfolio						
Major capital expenditures	$ 0.13	$ 0.03	$ 0.12	$ 0.06	$ 0.12	$ 0.43[2]
Recurring capital expenditures	$ 0.10	$ 0.08	$ 0.06	$ 0.07	$ 0.16	$ 0.20
TENANT IMPROVEMENTS AND LEASING COSTS:						
Retenanted space[3]						
Tenant improvements and leasing costs	$ 7,334,000	$ 3,481,000	$ 1,446,000	$ 1,370,000	$ 324,000	$ 713,000
Retenanted square feet	1,253,087	505,773	224,767	248,846	130,887	142,814
Per square foot leased of retenanted space	$ 5.85	$ 6.88	$ 6.43	$ 5.51	$ 2.48	$ 4.99
Renewal space						
Tenant improvements and leasing costs	$ 6,978,000	$ 2,364,000	$ 1,942,000	$ 957,000	$ 778,000	$ 937,000
Renewal square feet	3,100,551	748,512	671,127	455,980	666,058	558,874
Per square foot leased of renewal space	$ 2.25	$ 3.16	$ 2.89	$ 2.10	$ 1.17	$ 1.68

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and heating, ventilation and air conditioning ("HVAC") systems that are typically identified and considered at the time a property is acquired.

(2) Major capital expenditures for 2004 included a one-time HVAC system upgrade at one property totaling $1,551,000 or $0.25 per square foot.

(3) Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 92% (on a rentable square footage basis) of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or retenanted space), the involvement of external leasing agents and overall competitive market conditions.

We expect our future capital expenditures, tenant improvements and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) to be approximately in the range as shown in the table immediately above.

Unsecured line of credit and unsecured term loan

We use our unsecured line of credit and unsecured term loan to fund working capital, construction activities and, from time to time, acquisition of properties. Our $1.9 billion in unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2008, we had borrowings of $675 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.30%.

Our unsecured line of credit and unsecured term loan, as amended, bear interest at a floating rate based on our election of either (1) a LIBOR-based rate plus 1.00% to 1.45% depending on our leverage or (2) the higher of a rate based upon Bank of America's prime rate plus 0.0% to 0.25% depending on our leverage and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among others, the following (as defined under the terms of the agreement):

- leverage ratio less than 65.0%;
- fixed charge coverage ratio greater than 1.40;
- minimum book value of $800 million; and
- secured debt ratio less than 55.0%.

As of December 31, 2008, we believe our two most restrictive financial covenants under our unsecured line of credit and unsecured term loan were the leverage and fixed charge ratios. Future changes in interest rates, our outstanding debt balances and other changes in our business, operations or financial statements may result in a default of these and other financial covenants under our unsecured line of credit and unsecured term loan.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers and borrowings available under our unsecured line of credit and unsecured term loan for developments, land and encumbered assets. As of December 31, 2008 and 2007, we were in compliance with all such covenants.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties and our cost basis of development assets and land. Aggregate unsecured borrowings may increase as we complete the development, redevelopment, or acquisition of additional unencumbered properties. As of December 31, 2008, aggregate unsecured borrowings were limited to approximately $2.5 billion. If net operating income from properties supporting our borrowing capacity under our unsecured credit facilities decreases, our borrowing capacity under our credit facilities will also decrease. Additionally, we may be required to reduce our outstanding borrowings under our credit facilities in order to maintain compliance with one or more covenants under our credit facilities.

As of December 31, 2008, we had approximately 50 lenders providing commitments under our $1.9 billion unsecured line of credit and unsecured term loan. During 2008, all lenders under our unsecured line of credit and unsecured term loan funded all borrowings requested under these agreements. In the future, if one or more such lenders fail to fund a borrowing request, we may not be able to borrow funds necessary for working capital, construction activities, dividend payments, debt repayment and monthly debt service and other capital requirements. The failure of one or more lenders to fund their share of a borrowing request may have a material impact on our financial statements.

We have risks associated with the maturity of our unsecured line of credit and unsecured term loan. There may be fewer, if any, lenders willing to participate in future unsecured credit facilities and future commitments from lenders may be lower than existing commitments. In addition, key terms and covenants may be less favorable than existing key terms and covenants and we may not be able to raise capital to repay our outstanding balance on our unsecured credit facilities prior to or at maturity.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2008 (dollars in thousands):

Transaction Dates	Effective Dates	Termination Dates	Interest Pay Rates	Notional Amounts	Effective Amounts	Fair Values
June 2006	June 30, 2006	September 30, 2009	5.299%	$ 125,000	$ 125,000	$ (4,288)
December 2005	December 29, 2006	November 30, 2009	4.730	50,000	50,000	(1,801)
December 2005	December 29, 2006	November 30, 2009	4.740	50,000	50,000	(1,805)
December 2006	December 29, 2006	March 31, 2014	4.990	50,000	50,000	(7,138)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(2,250)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(5,043)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(5,987)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	50,000	(3,549)
May 2005	June 30, 2008	June 30, 2009	4.509	50,000	50,000	(963)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(3,212)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(3,212)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,787)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,788)
October 2008	October 10, 2008	December 31, 2009	2.750	75,000	75,000	(1,426)
October 2008	October 16, 2008	January 31, 2010	2.755	100,000	100,000	(2,027)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	50,000	(4,117)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	50,000	(4,123)
May 2005	November 28, 2008	November 30, 2009	4.615	25,000	25,000	(873)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	–	(2,304)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	–	(8,150)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	–	(8,136)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	–	(4,563)
Total					$ 953,500	$ (80,542)

We have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are adapted from the standard International Swaps & Derivatives Association, Inc. form) define certain terms between ourselves and each counterparty to address and minimize certain risks associated with our interest rate swap agreements. In order to limit our risk of non-performance by an individual counterparty under our interest rate swap agreements, our interest rate swap agreements are spread among various counterparties. As of December 31, 2008, the largest aggregate notional amount with an individual counterparty was $175 million. If one or more of our counterparties fail to perform under our interest rate swap agreements, we will have a risk of higher interest costs associated with our variable rate LIBOR-based debt.

As of December 31, 2008 and 2007, our interest rate swap agreements were classified in accounts payable, accrued expenses, tenant security deposits and other assets at their fair values aggregating a liability balance of approximately $80.5 million and $26.9 million, respectively, with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify approximately $33.2 million from accumulated other comprehensive income to interest expense as an increase to interest expense.

Secured notes payable
As of December 31, 2008, we had aggregate secured notes payable of approximately $1.1 billion. If we are unable to refinance, extend principal payments due at maturity or pay principal maturities with proceeds from other capital sources, then our cash flows may be insufficient to pay dividends to our stockholders and to repay debt upon maturity. Furthermore, even if we are able to refinance debt prior to maturity, the interest rate, loan to value and other key loan terms may be less favorable than existing loan terms. Less favorable loan terms, assuming we are able to refinance our secured notes payable, may result in higher interest costs, additional required capital as a result of less proceeds or lower loan to value upon refinancing and new or more restrictive covenants or loan terms.

Dividends
We are required to distribute 90% of our REIT taxable income on an annual basis in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to preferred and common stockholders from cash flow from operating activities. All such distributions are at the discretion of our board of directors. We may be required to use borrowings under our unsecured line of credit, if necessary, to meet REIT distribution requirements and maintain our REIT status. We consider market factors and our performance in addition to REIT requirements in determining distribution levels. During the year ended December 31, 2008, we paid dividends on our common stock aggregating approximately $101.4 million. During the year ended December 31, 2008, we paid dividends on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") aggregating approximately $10.9 million. During the year ended December 31, 2008, we paid dividends on our Series D Convertible Preferred Stock aggregating approximately $9.7 million.

Sources of capital
Cash and cash equivalents
As of December 31, 2008, we had approximately $71.2 million of cash and cash equivalents.

Tenant security deposits and other restricted cash
Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2008	2007
Funds held in trust under the terms of certain secured notes payable	$ 16,118	$ 20,375
Funds held in escrow related to construction projects	49,499	23,727
Other restricted funds	2,165	7,809
Total	$ 67,782	$ 51,911

The funds held in escrow related to construction projects will be used to pay for certain construction costs.

Cash flows
Net cash provided by operating activities for 2008 increased by $63.0 million to $232.7 million compared to $169.7 million for 2007. The increase resulted primarily from an increase in cash flows from operations and cash flows from overall changes in operating assets and liabilities. We believe our cash flows from operating activities provide a stable source of cash to fund operating expenses. In addition, as of December 31, 2008, approximately 89% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto, and approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses.

We are largely dependent on the life science industry for revenues due under lease agreements. Our business could be adversely affected if the life science industry is impacted by the current economic downturn and financial and banking crisis or if the life science industry migrates from the United States to other countries. Our tenants may not be able to pay amounts due under their lease agreements if they are unsuccessful in discovering, developing, making or selling their products or technologies.

The bankruptcy or insolvency of a major tenant may also adversely affect the income produced by a property. If any of our tenants becomes a debtor in a case under the United States Bankruptcy Code, the bankruptcy court must approve any eviction. The bankruptcy court may authorize the tenant to reject and terminate its lease with us. Our claim against such a tenant for unpaid future rent would be subject to a statutory limitation that might be substantially less than the remaining rent actually owed to us under the tenant's lease. Any shortfall in rent payments could adversely affect our cash flow and our ability to make distributions to our stockholders.

Net cash used in investing activities for 2008 was $467.5 million compared to $931.3 million for 2007. The decrease in net cash used in investing activities was primarily due to the lower amount of property acquisitions.

Net cash provided by financing activities for 2008 decreased by $468.8 million to $298.0 million compared to $766.7 million for 2007. For the year ended December 31, 2008, proceeds from the issuance of Series D Convertible Preferred Stock, secured notes payable and borrowings from our unsecured line of credit of approximately $1.3 billion were offset by principal reductions of secured notes payable and our unsecured line of credit of approximately $919.5 million. Additionally, for the year ended December 31, 2008, we paid dividends on our common and preferred stock of approximately $101.4 million and $20.6 million, respectively. We also redeemed minority interests on two of our properties for approximately $1.3 million during the year ended December 31, 2008. For the year ended December 31, 2007, proceeds from secured notes payable, unsecured convertible notes, borrowings from our unsecured line of credit and issuance of common stock of approximately $2.1 billion were reduced by the redemption payments on our 9.10% cumulative redeemable series B preferred stock ("Series B Preferred Stock"), principal reductions of secured notes payable and our unsecured line of credit of approximately $1.2 billion. Additionally, for the year ended December 31, 2007, we paid dividends on our common and preferred stock of approximately $90.0 million and $12.7 million, respectively.

Unsecured line of credit and unsecured term loan

We use our unsecured line of credit and unsecured term loan to fund working capital, construction activities and, from time to time, acquisition of properties. Our $1.9 billion unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2008, we had borrowings of $675 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.30%.

Property dispositions

During the year ended December 31, 2008, we sold eight properties at an aggregate contract price of approximately $86.3 million. The net sales proceeds were initially used to repay outstanding secured debt related to the properties sold or outstanding debt on our unsecured line of credit. As of December 31, 2008, we had three properties classified as "held for sale".

Other resources and liquidity requirements

Under our current shelf registration statement filed with the Securities and Exchange Commission, we may offer common stock, preferred stock, debt and other securities. These securities may be issued from time to time at our discretion based on our needs and market conditions.

In March 2008, we completed a public offering of 8,800,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $213 million (after deducting underwriters' discounts and other offering costs). In April 2008, we sold an additional 1,200,000 shares of our Series D Convertible Preferred Stock in an exercise of the underwriters' over-allotment option, resulting in aggregate proceeds of approximately $29 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption provisions, and we are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2008, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2479 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.85 per share of common stock.

In September 2007, we sold 2,300,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $96.00 per share, resulting in aggregate proceeds of approximately $215 million (after deducting underwriters' discounts and other offering costs).

In February 2007, we called for redemption of our Series B Preferred Stock. The Series B Preferred Stock was redeemed in March 2007 at a redemption price equal to $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends to the redemption date. In accordance with FASB Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of the Series B Preferred Stock.

In January 2007, we completed a private offering of $460 million of unsecured convertible notes that are due in 2027 (the "Notes") with a coupon of 3.70%. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million. Prior to January 15, 2012, we will not have the right to redeem the Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the Notes may require us to repurchase their Notes, in whole or in part, on January 15, 2012, 2017 and 2022 for cash equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. At issuance, the Notes had an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the Notes, representing a conversion price of approximately $117.96 per share of our common stock. This initial conversion price represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The conversion rate of the Notes is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2008, the Notes had a conversion rate of approximately 8.5070 common shares per $1,000 principal amount of the Notes, which is equivalent to a conversion price of approximately $117.55 per share of our common stock. Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to the stated maturity of the Notes only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007 if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period; (3) the Notes will be convertible upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions or the liquidation of the Company; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from and including December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase. The Note Measurement Period is the five consecutive trading day period following a request by a holder of the Notes to convert the Notes.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies, which we consolidate in our financial statements. During the year ended December 31, 2008, these third parties contributed equity aggregating approximately $1.1 million for their interest in these entities, primarily related to their share of funds for construction related activities.

Off-balance sheet arrangements
As of December 31, 2008, we had no off-balance sheet arrangements.

Exposure to environmental liabilities
In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

Inflation
As of December 31, 2008, approximately 89% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2008, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions (see "Liquidity and Capital Resources — Cash Flows" for information regarding these measures of cash flow).

The following table presents a reconciliation of net income available to common stockholders to funds from operations available to common stockholders (in thousands):

Year ended December 31,	2008	2007
Net income available to common stockholders	$ 98,644	$ 78,905
Add:		
Depreciation and amortization[1]	108,743	97,335
Minority interest	3,799	3,669
Less:		
Gain on sales of property[2]	(20,401)	(7,976)
FFO allocable to minority interest	(4,108)	(3,733)
Funds from operations available to common stockholders	$ 186,677	$ 168,200

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations for the periods prior to when such assets were classified as "held for sale".

(2) Gain on sales of property relates to eight properties sold during 2008 and four properties and four land parcels sold during 2007. Gain on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to losses resulting from changes in interest rates, foreign currency exchange rates and equity prices.

Interest rate risk

The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our interest rate swap agreements in effect on, December 31, 2008 and 2007, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings by approximately $3.6 million and $4.0 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on December 31, 2008 and 2007, would increase annual future earnings by approximately $3.6 million and $4.0 million, respectively. A 1% increase in interest rates on our secured debt, unsecured convertible notes and interest rate swap agreements would decrease their aggregate fair values by approximately $60.9 million and $71.3 million at December 31, 2008 and 2007, respectively. A 1% decrease in interest rates on our secured debt, unsecured convertible notes and interest rate swap agreements would increase their aggregate fair values by approximately $63.0 million and $74.9 million at December 31, 2008 and 2007, respectively.

These amounts were determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2008 and 2007. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

Equity price risk

We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our consolidated balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2008 and 2007 would decrease their fair values by approximately $6.2 million and $8.4 million, respectively.

Foreign currency risk

We have exposure to foreign currency exchange rate risk related to our subsidiaries operating in Canada and China. The functional currencies of our foreign subsidiaries operating in Canada and China are the respective local currencies. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. Based on our current operating assets outside the United States as of December 31, 2008, we estimate that a 10% increase in foreign currency rates relative to the United States dollar would increase annual future earnings by approximately $778,000. We further estimate that a 10% decrease in foreign currency rates relative to the United States dollar would decrease annual future earnings by approximately $778,000.

Management's Annual Report on Internal Control over Financial Reporting

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

The management of Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in "Internal Control — Integrated Framework". Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited Alexandria Real Estate Equities, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 12, 2009 expressed an unqualified opinion thereon.

Los Angeles, California
February 12, 2009

Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2009, expressed an unqualified opinion thereon.

Los Angeles, California
February 12, 2009

Ernst & Young LLP

Consolidated Balance Sheets

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

December 31, *(Dollars in thousands, except per share amounts)*	2008	2007
ASSETS		
Rental properties, net	$ 3,325,047	$ 3,146,915
Properties undergoing development and redevelopment, and land held for development	1,397,423	1,143,302
Cash and cash equivalents	71,161	8,030
Tenant security deposits and other restricted cash	67,782	51,911
Tenant receivables	6,453	6,759
Deferred rent	85,733	81,496
Investments	61,861	84,322
Other assets	115,636	119,359
Total assets	$ 5,131,096	$ 4,642,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$ 1,081,963	$ 1,212,904
Unsecured line of credit and unsecured term loan	1,425,000	1,115,000
Unsecured convertible notes	460,000	460,000
Accounts payable, accrued expenses and tenant security deposits	386,811	247,289
Dividends payable	32,105	27,575
Total liabilities	3,385,879	3,062,768
Commitments and contingencies		
Minority interest	75,021	75,506
Stockholders' equity:		
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2008 and 2007; $25 liquidation value per share	129,638	129,638
7.00% Series D cumulative convertible preferred stock, $0.01 par value per share, 10,000,000 shares authorized; 10,000,000 and zero issued and outstanding at December 31, 2008 and 2007, respectively; $25 liquidation value per share	250,000	–
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 31,899,037 and 31,603,344 issued and outstanding at December 31, 2008 and 2007, respectively	319	316
Additional paid-in capital	1,377,448	1,365,773
Accumulated other comprehensive (loss) income	(87,209)	8,093
Total stockholders' equity	1,670,196	1,503,820
Total liabilities and stockholders' equity	$ 5,131,096	$ 4,642,094

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

Year ended December 31, *(Dollars in thousands, except per share amounts)*	2008	2007	2006
REVENUES			
Rental	$ 347,983	$ 300,011	$ 229,636
Tenant recoveries	101,448	82,232	60,630
Other income	11,237	14,819	11,795
	460,668	397,062	302,061
EXPENSES			
Rental operations	114,543	97,103	67,793
General and administrative	34,796	32,316	26,008
Interest	78,791	86,126	69,087
Depreciation and amortization	108,233	95,008	70,904
Non-cash impairment on investments	13,251	–	–
	349,614	310,553	233,792
Minority interest	3,799	3,669	2,287
Income from continuing operations	107,255	82,840	65,982
Income from discontinued operations, net	15,614	10,884	7,434
Net income	122,869	93,724	73,416
Dividends on preferred stock	24,225	12,020	16,090
Preferred stock redemption charge	–	2,799	–
Net income available to common stockholders	$ 98,644	$ 78,905	$ 57,326
Earnings per share — basic			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.63	$ 2.29	$ 1.98
Discontinued operations, net	0.49	0.37	0.30
Earnings per share — basic	$ 3.12	$ 2.66	$ 2.28
Earnings per share — diluted			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.60	$ 2.27	$ 1.96
Discontinued operations, net	0.49	0.36	0.29
Earnings per share — diluted	$ 3.09	$ 2.63	$ 2.25
Weighted average shares of common stock outstanding			
Basic	31,653,829	29,668,231	25,102,200
Diluted	31,907,956	30,004,462	25,524,478

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

(Dollars in thousands)	Series B Preferred Stock	Series C Preferred Stock	Series D Convertible Preferred Stock
BALANCE AT DECEMBER 31, 2005	$ 57,500	$ 129,638	$ –
Net income	–	–	–
Unrealized loss on marketable securities	–	–	–
Unrealized loss on swap agreements	–	–	–
Foreign currency translation	–	–	–
Comprehensive income	–	–	–
Issuance of common stock, net of offering costs	–	–	–
Issuances pursuant to stock plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2006	57,500	129,638	–
Net income	–	–	–
Unrealized gain on marketable securities	–	–	–
Unrealized loss on swap agreements	–	–	–
Foreign currency translation	–	–	–
Comprehensive income	–	–	–
Issuance of common stock, net of offering costs	–	–	–
Redemption of series B cumulative redeemable preferred stock	(57,500)	–	–
Issuances pursuant to stock plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2007	–	129,638	–
Net income	–	–	–
Unrealized loss on marketable securities	–	–	–
Unrealized loss on swap agreements	–	–	–
Foreign currency translation	–	–	–
Comprehensive income	–	–	–
Issuance of series D cumulative convertible preferred stock	–	–	250,000
Issuances pursuant to stock plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2008	**$ –**	**$ 129,638**	**$ 250,000**

The accompanying notes are an integral part of these consolidated financial statements.

Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
22,441,294	$ 224	$ 607,405	$ –	$ 35,033	$ 829,800
–	–	–	73,416	–	73,416
–	–	–	–	(6,636)	(6,636)
–	–	–	–	(3,894)	(3,894)
–	–	–	–	92	92
–	–	–	–	–	62,978
6,295,000	63	535,199	–	–	535,262
275,841	3	17,073	–	–	17,076
–	–	–	(16,090)	–	(16,090)
–	–	(20,048)	(57,326)	–	(77,374)
29,012,135	290	1,139,629	–	24,595	1,351,652
–	–	–	93,724	–	93,724
–	–	–	–	833	833
–	–	–	–	(27,892)	(27,892)
–	–	–	–	10,557	10,557
–	–	–	–	–	77,222
2,300,000	23	215,169	–	–	215,192
–	–	2,799	(2,799)	–	(57,500)
291,209	3	22,524	–	–	22,527
–	–	–	(12,020)	–	(12,020)
–	–	(14,348)	(78,905)	–	(93,253)
31,603,344	316	1,365,773	–	8,093	1,503,820
–	–	–	122,869	–	122,869
–	–	–	–	(16,910)	(16,910)
–	–	–	–	(53,623)	(53,623)
–	–	–	–	(24,769)	(24,769)
–	–	–	–	–	27,567
–	–	(7,814)	–	–	242,186
295,693	3	23,124	–	–	23,127
–	–	–	(24,225)	–	(24,225)
–	–	(3,635)	(98,644)	–	(102,279)
31,899,037	$ 319	$ 1,377,448	$ –	$ (87,209)	$ 1,670,196

Consolidated Statements of Cash Flows

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

Year ended December 31, *(In thousands)*	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 122,869	$ 93,724	$ 73,416
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	3,799	3,669	2,287
Depreciation and amortization	108,743	97,335	74,039
Amortization of loan fees and costs	6,992	6,152	4,631
Amortization of debt premiums/discount	(429)	(643)	(990)
Amortization of acquired above and below market leases	(9,509)	(7,572)	(8,497)
Deferred rent	(12,273)	(15,755)	(16,837)
Stock compensation expense	13,677	11,176	7,909
Equity in loss related to investments	173	330	632
Gain on sales of investments	(8,178)	(12,030)	(7,770)
Gain/loss on properties "held for sale" and sales of properties	(15,751)	(7,976)	(59)
Non-cash impairment on investments	13,251	–	–
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	(15,871)	(17,551)	(13,347)
Tenant receivables	306	(432)	(1,566)
Other assets	(21,842)	(14,705)	(25,532)
Accounts payable, accrued expenses and tenant security deposits	46,752	34,003	30,434
Net cash provided by operating activities	232,709	169,725	118,750
INVESTING ACTIVITIES			
Additions to properties	(540,847)	(589,649)	(273,989)
Purchase of properties	(7,915)	(415,601)	(727,689)
Proceeds from sales of properties	80,909	70,889	33,040
Additions to investments	(13,006)	(16,618)	(12,906)
Proceeds from investments	13,311	19,651	20,594
Net cash used in investing activities	(467,548)	(931,328)	(960,950)

The accompanying notes are an integral part of these consolidated financial statements.

Year ended December 31, *(In thousands)*	2008	2007	2006
FINANCING ACTIVITIES			
Proceeds from secured notes payable	$ 13,007	$ 240,933	$ 502,500
Principal reductions of secured notes payable	(143,477)	(261,171)	(221,316)
Principal borrowings from unsecured line of credit and term loan	1,086,000	1,152,000	1,613,600
Repayments of borrowings from unsecured line of credit	(776,000)	(887,000)	(1,503,600)
Proceeds from unsecured convertible notes	–	450,800	–
Redemption of series B cumulative redeemable preferred stock	–	(57,500)	–
Proceeds from issuance of common stock	–	215,192	535,262
Proceeds from issuance of series D cumulative convertible preferred stock	242,186	–	–
Proceeds from exercise of stock options	2,509	1,706	4,298
Dividends paid on common stock	(101,393)	(89,951)	(71,489)
Dividends paid on preferred stock	(20,578)	(12,683)	(16,090)
Distributions to minority interest	(4,108)	(3,733)	(1,928)
Contributions by minority interest	1,106	18,092	–
Redemption of minority interest	(1,282)	–	–
Net cash provided by financing activities	297,970	766,685	841,237
Net increase (decrease) in cash and cash equivalents	63,131	5,082	(963)
Cash and cash equivalents at beginning of period	8,030	2,948	3,911
Cash and cash equivalents at end of period	$ 71,161	$ 8,030	$ 2,948
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ 75,524	$ 73,488	$ 65,833

The accompanying notes are an integral part of these consolidated financial statements.

1

1. BACKGROUND

References to the "Company", "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are focused principally on science-driven cluster formation through the ownership, operation, management and selective redevelopment, development and acquisition of properties containing office/laboratory space. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biopharmaceutical, medical device, product, service and translational entities, as well as government agencies. As of December 31, 2008, we had 159 properties (155 properties located in ten states in the United States and four properties located in Canada) containing approximately 11.7 million rentable square feet (including spaces undergoing active redevelopment), compared to 166 properties (162 properties located in ten states in the United States and four properties located in Canada) with approximately 12.1 million rentable square feet (including spaces undergoing active redevelopment) as of December 31, 2007.

As of December 31, 2008, approximately 89% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2008, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2008, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures and approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on the consumer price index or another index. Any references to the number of buildings, square footage, number of leases and occupancy in the notes to consolidated financial statements are unaudited.

2

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies which we consolidate in our financial statements. Such interests are subject to provisions of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), FASB Emerging Issues Task Force Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights",

FASB Emerging Issues Task Force Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" and American Institute of Certified Public Accountants Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures". Based on the provisions set forth in these rules, we consolidate the limited partnership and limited liability companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing. For entities that are variable interest entities ("VIE"), as defined under FIN 46R, we consolidate the entity if we are the primary beneficiary.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair value

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. SFAS 157 establishes and requires disclosure of fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The three levels of hierarchy are: 1) using quoted prices in active markets for identical assets or liabilities; 2) "significant other observable inputs"; and 3) "significant unobservable inputs". "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts of cash and cash equivalents, tenant security deposits and other restricted cash, tenant receivables, and accounts payable and accrued expenses approximate fair value. As described in Note 8, our interest rate swap agreements have been recorded at fair value.

The fair value of our secured notes payable, unsecured line of credit, unsecured term loan and unsecured convertible notes was estimated using "significant other observable inputs" such as available market information and discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2008 and 2007, the aggregate fair values of our secured notes payable, unsecured line of credit, unsecured term loan and unsecured convertible notes were approximately $2,696,566,000 and $2,783,549,000, respectively.

Operating segment

We are engaged in the business of providing office/laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of office/laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets and have similar economic characteristics. Our chief operating decision maker, as defined under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessment of our operating performance. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

International operations

The functional currency for our subsidiaries operating in the United States is the United States dollar. We have four operating properties and one development parcel in Canada and two development parcels in China. The functional currency for our foreign subsidiaries operating in Canada and China is the local currency. The assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the period presented. Gains or losses resulting from the translation are included in accumulated other comprehensive income as a separate component of stockholders' equity.

The appropriate amounts of foreign exchange gains or losses included in accumulated other comprehensive income will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

Rental properties, net, properties undergoing development and redevelopment, and land held for development and discontinued operations

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment and identified intangibles (including intangible value to above or below market leases, acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of acquired above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

In accordance with SFAS 141, the values of acquired above and below market leases are amortized over the terms of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. For the years ended December 31, 2008, 2007 and 2006, we recognized a net increase in rental income of approximately $9,509,000, $7,572,000 and $8,497,000, respectively, for the amortization of acquired above and below market leases. The value of acquired leases, less accumulated amortization, was approximately $37,194,000 and $46,703,000 as of December 31, 2008 and 2007, respectively. The weighted average amortization period of acquired leases was approximately 3.8 years as of December 31, 2008. The estimated aggregate annual amortization of acquired leases for each of the five succeeding years is approximately $9,931,000 for 2009, $6,311,000 for 2010, $4,269,000 for 2011, $3,088,000 for 2012 and $3,041,000 for 2013.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income, and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale".

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with SFAS 144 when conditions exist that may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Impairment indicators for our rental properties, properties undergoing development and redevelopment and land held for development are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, appropriate construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred and that the future undiscounted cash flows are less than the carrying amount, a write-down is recorded to reduce the carrying amount to its estimated fair value. Based upon our evaluation, we recognized a non-cash impairment charge on properties "held for sale" of approximately $4,650,000 for the year ended December 31, 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market. This non-cash impairment charge is included in income from discontinued operations net, in the accompanying consolidated statements of income.

Conditional asset retirement obligations

Some of our properties may contain asbestos which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. In accordance with FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143" ("FIN 47"), we recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. Conditional asset retirement obligations totaled approximately $10.9 million and $10.8 million as of December 31, 2008 and 2007, respectively, and are included in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets.

Cash and cash equivalents

We consider all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks in accounts that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. We have not experienced any losses to date on our invested cash.

Tenant security deposits and other restricted cash

Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2008	2007
Funds held in trust under the terms of certain secured notes payable	$ 16,118	$ 20,375
Funds held in escrow related to construction projects	49,499	23,727
Other restricted funds	2,165	7,809
Total	$ 67,782	$ 51,911

Investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value pursuant to SFAS 157. Fair value has been determined based upon the closing trading price as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and FASB Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments" ("EITF Topic D-46"). Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. As of December 31, 2008 and 2007, our ownership percentages in the voting stock of each individual privately held entity were under 10%.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate its fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" pursuant to SFAS 157 to determine the fair value of privately held entities.

Leasing costs

Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed. Leasing costs, net of related amortization, totaled approximately $60,147,000 and $51,819,000 as of December 31, 2008 and 2007, respectively, and are included in other assets in the accompanying consolidated balance sheets.

The value of acquired in-place leases, recorded pursuant to SFAS 141, are included in amounts immediately above and are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining term of the related lease. The value of acquired in-place leases, net of related amortization, was approximately $12,184,000 and $17,868,000 as of December 31, 2008 and 2007, respectively. The estimated annual amortization of the value of acquired in-place leases for each of the five succeeding years is approximately $3,686,000 for 2009, $2,764,000 for 2010, $1,740,000 for 2011, $1,118,000 for 2012 and $941,000 for 2013.

Loan fees and costs

Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled approximately $21,662,000 and $27,477,000 as of December 31, 2008 and 2007, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month London Interbank Offered Rate ("LIBOR"). The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), we record our interest rate swap agreements on the balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. In accordance with SFAS 157, the fair values of interest rate swap agreements are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the interest rate swap agreements, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. We have concluded, as of December 31, 2008, that the fair value associated to "significant unobservable inputs" for risk of non-performance was insignificant to the overall fair value of our interest rate swap agreements and as a result, have determined that the relevant inputs for purposes of calculating the fair value of our interest rate swap agreements, in their entirety, were based upon "significant other observable inputs" pursuant to SFAS 157. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

Accounts payable, accrued expenses and tenant security deposits

As of December 31, 2008, accounts payable, accrued expenses and tenant security deposits included accounts payable and accrued expenses of approximately $86,171,000, swap liability of $80,542,000, accrued construction costs of $73,470,000 and acquired below market leases of approximately $37,194,000. As of December 31, 2007, accounts payable, accrued expenses and tenant security deposits included accounts payable and accrued expenses of approximately $48,785,000, swap liability of $27,144,000, accrued construction costs of $25,296,000 and acquired below market leases of approximately $46,703,000.

Accumulated other comprehensive income

Accumulated other comprehensive income consisted of the following (in thousands):

December 31,	2008	2007
Unrealized gain on marketable securities	$ 5,660	$ 22,570
Unrealized loss on interest rate swap agreements	(80,542)	(26,919)
Unrealized (loss) gain on foreign currency translation	(12,327)	12,442
Total	$ (87,209)	$ 8,093

Rental income and tenant recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property. Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2008 and 2007, we had no allowance for doubtful accounts.

Interest income

Interest income was approximately $1,763,000, $1,916,000 and $1,303,000 in 2008, 2007 and 2006, respectively, and is included in other income in the accompanying consolidated statements of income.

Income taxes

We are organized and qualify as a REIT pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a REIT that distributes 100% of its taxable income to its shareholders each year and that meets certain other conditions is not subject to federal income taxes, but could be subject to certain state and local taxes. We generally distribute 100% or more of our taxable income. Therefore, no provision for Federal income taxes is required. We file tax returns, including returns for our subsidiaries, with federal, state and local jurisdictions, including jurisdictions located in the United States, Canada, China and other international locations. Our tax returns are subject to examination in various jurisdictions for the calendar years 2004 through 2008.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), the tax benefit of uncertain tax positions is recognized only if it is "more likely than not" that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2008, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Interest expense and penalties, if any, would be recognized in the first period the interest or penalty would begin accruing according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any tax related interest expense or penalties for the years ended December 31, 2008, 2007 or 2006.

During the years ended December 31, 2008, 2007 and 2006, we declared dividends on our common stock of $3.18, $3.04 and $2.86 per share, respectively. During the years ended December 31, 2008, 2007 and 2006, we declared dividends on our 9.10% series B cumulative redeemable preferred stock ("Series B Preferred Stock") of $0, $0.4108 and $2.275 per share, respectively. During the years ended December 31,

2008, 2007 and 2006, we declared dividends on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") of $2.09375, $2.09375 and $2.09375 per share, respectively. During the year ended December 31, 2008, we declared dividends on our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") of $1.409722. See Note 12, Preferred Stock and Excess Stock.

The tax treatment of distributions paid in 2008 is as follows: (1) 81.1% ordinary dividend; (2) 6.6% capital gain at 15%; and (3) 12.3% return of capital. The tax treatment of distributions on common stock paid in 2007 is as follows: (1) 83.6% ordinary dividend; (2) 10.0% capital gain at 15%; (3) 5.1% return of capital; and (4) 1.3% Section 1250 capital gain at 25%. The information provided in this paragraph is unaudited.

Earnings per share, dividends declared and preferred stock redemption charge

The following table shows the computation of earnings per share and dividends declared per common share:

Year ended December 31, *(Dollars in thousands, except per share amounts)*	2008	2007	2006
Net income available to common stockholders	$ 98,644	$ 78,905	$ 57,326
Weighted average shares of common stock outstanding — basic	31,653,829	29,668,231	25,102,200
Add: dilutive effect of stock options and stock grants	254,127	336,231	422,278
Weighted average shares of common stock outstanding — diluted	31,907,956	30,004,462	25,524,478
Earnings per share — basic	$ 3.12	$ 2.66	$ 2.28
Earnings per share — diluted	$ 3.09	$ 2.63	$ 2.25
Dividends declared per common share	$ 3.18	$ 3.04	$ 2.86

Our calculation of weighted average diluted shares pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share" will include additional shares related to our unsecured convertible notes when the average market price is above the current conversion price. The number of additional shares that will be included in the weighted average diluted shares is equal to the number of shares that would be issued upon the settlement of the unsecured convertible notes assuming the settlement occurred on the end of the reporting period. For the year ended December 31, 2008, the weighted average common stock equivalents related to our unsecured convertible notes have been excluded from diluted weighted average shares of common stock as our unsecured convertible notes were not convertible as of December 31, 2008.

The dilutive effect of our Series D Convertible Preferred Stock will be reflected in diluted earnings per share by application of the "if-converted" method in accordance with SFAS 128. For the year ended December 31, 2008, the weighted average common stock equivalents related to our Series D Convertible Preferred Stock have been excluded from diluted weighted average shares of common stock as the impact on diluted earnings per share was anti-dilutive.

FASB Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock" ("EITF Topic D-42") provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock was recorded as a reduction to additional paid-in capital in the period that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. During 2007, we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of our Series B Preferred Stock. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

Stock-based compensation expense

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Under the modified-prospective transition method of SFAS 123R, compensation cost is recognized over the remaining service period for the portion of outstanding stock options as of January 1, 2006, for which the requisite service had not been rendered. The compensation cost is based on the grant-date fair value of those awards. In addition, SFAS 123R requires that we account for an estimate of awards that are expected to vest and to revise the estimate for actual forfeitures. The adoption of SFAS 123R did not have a material impact on our consolidated financial statements since all awards accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") were fully vested prior to the adoption of SFAS 123R. Effective January 1, 2003, we had adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively to all employee awards granted, modified or settled after January 1, 2003. We have not granted any stock options since 2002.

Impact of recently issued accounting standards

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 applies to our fiscal years beginning on January 1, 2009 and requires that all prior-period earnings per share data be adjusted retrospectively. Early adoption is prohibited.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") that affects the accounting treatment for convertible debt instruments, such as our outstanding unsecured convertible notes, that may be settled wholly or partially in cash. FSP APB 14-1 requires that instruments within its scope be separated into their liability and equity components at initial recognition by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value will be amortized to interest expense using the interest method. In addition, FSP APB 14-1 requires that the interest cost for our unsecured convertible notes be accounted for based on our unsecured nonconvertible debt borrowing rate. FSP APB 14-1 applies to our fiscal years beginning on January 1, 2009 and requires retrospective application to all periods presented with early adoption prohibited. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately. Once adopted, we expect an increase in our non-cash interest expense associated with our $460 million aggregate principal amount outstanding of unsecured convertible notes that were issued in January 2007, including non-cash interest expense for prior periods (2007 and 2008) as a result of its retrospective application.

The aggregate retrospective application of both FSP EITF 03-6-1 and FSP APB 14-1 will lower our reported diluted earnings per share by approximately $0.20 for the year ended December 31, 2008.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), the objective of which is to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernment entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles" ("SAS 69"). SAS 69 has been criticized because it is not directed to the entity, but directed to the entity's independent public accountants. SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity (not its independent public accountants) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 was effective 60 days following the Securities and Exchange Commission's approval on September 16, 2008, of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS 162 did not have an impact on our consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), to enhance disclosures about an entity's derivative and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. SFAS 161 requires that the entity disclose the fair value of derivative instruments and their gains and losses as well as the credit risk related contingent features. SFAS 161 applies to our fiscal years beginning on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (R), "Business Combinations" ("SFAS 141R"), to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date. SFAS 141R also requires companies to recognize the fair value of assets acquired, the liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, SFAS 141R requires that acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is prohibited. The adoption of SFAS 141R on January 1, 2009 could materially impact our future financial results to the extent that we acquire significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to our practice prior to adoption of SFAS 141R of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. In addition, SFAS 160 requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. SFAS 160 applies to our fiscal year beginning on January 1, 2009 and will be adopted prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Early adoption is prohibited. The adoption of SFAS 160 will result in a reclassification of minority interest to a separate component of total equity and net income attributable to noncontrolling interest will no longer be treated as a reduction to net income but will be shown as a reduction from net income in calculating net income available to common stockholders. Additionally, upon adoption, any future purchase or sale of interest in an entity that results in a change of control may have a material impact on our financial statements as our interest in the entity will be recognized at fair value with gains or losses included in net income. The adoption of SFAS 160 is not expected to have a material impact to diluted earnings per share.

3

3. RENTAL PROPERTIES, NET, PROPERTIES UNDERGOING DEVELOPMENT AND REDEVELOPMENT, AND LAND HELD FOR DEVELOPMENT

Rental properties, net, consisted of the following (in thousands):

December 31,	2008	2007
Land	$ 537,117	$ 531,171
Buildings and improvements	3,036,222	2,786,036
Tenant and other improvements	180,398	185,726
	3,753,737	3,502,933
Less accumulated depreciation	(428,690)	(356,018)
Total	$ 3,325,047	$ 3,146,915

As of December 31, 2008 and 2007, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book values of encumbered properties as of December 31, 2008 and 2007 were approximately $1,323,912,000 and $1,489,994,000, respectively.

We lease space under noncancelable leases with remaining terms of up to 15 years.

In July 2006, we completed the acquisition of a 90% equity interest in the leasehold interest in 10.4 acres commonly known as Technology Square ("Tech Square") at Massachusetts Institute of Technology ("MIT") in Cambridge, Massachusetts. The remaining 10% equity interest was retained by MIT. MIT is also a tenant at Tech Square occupying approximately 178,952 rentable square feet as of December 31, 2008. The results of Tech Square's operations have been included in our consolidated financial statements since that date. Tech Square consists of a seven-building campus (including a 1,593-space covered car parking garage and a 49-space surface parking lot) containing approximately 1.2 million rentable square feet and is subject to a ground lease with an affiliate of MIT through December 31, 2064.

In accordance with SFAS 141, in July 2006, we allocated the purchase price of Tech Square based upon the relative fair values of the assets acquired and liabilities assumed including rental properties of approximately $616 million, other assets of approximately $5 million, secured notes payable of approximately $220 million, acquired below market leases of approximately $26 million and minority interest of approximately $37 million. The weighted average amortization period related to the acquired below market leases was approximately six years at the time of acquisition.

Our financial statements on an unaudited pro forma basis for the acquisition of Tech Square, the issuance of 2.5 million shares of common stock with value of approximately $232 million and borrowings on our unsecured line of credit of approximately $106 million as if it had occurred on January 1, 2006, would have reflected total consolidated revenues of approximately $347.5 million for the year ended December 31, 2006. Net income available to common stockholders would have been approximately $60.6 million for the year ended December 31, 2006. Net income available to common stockholders on a diluted per share basis would have been $2.21 for the year ended December 31, 2006. All other properties acquired during 2006 comprise a series of individually insignificant unrelated transactions, both individually and in aggregate, and have been excluded from this pro forma analysis.

As of December 31, 2008 and 2007, we had approximately $1.4 billion and $1.1 billion, respectively, undergoing development, redevelopment and preconstruction activities. In accordance with SFAS 34, we are required to capitalize interest during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2008, 2007 and 2006 was approximately $72,580,000, $56,036,000 and $35,282,000, respectively. Total interest incurred for the years ended December 31, 2008, 2007 and 2006 was approximately $151,800,000, $142,806,000 and $105,359,000, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2008 are as follows (in thousands):

Year	Amount
2009	$ 318,092
2010	303,773
2011	272,563
2012	218,245
2013	183,914
Thereafter	556,322
Total	$ 1,852,909

4

4. INVESTMENTS

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with SFAS 115 and are recorded at fair value pursuant to SFAS 157. Fair value of our investments in publicly traded companies has been determined based upon the closing trading price as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2008 and 2007, our ownership percentage in the voting stock of each individual privately held entity was under 10%. For all our investments, if a decline in the fair value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. As a result of these assessments, in 2008, we recognized aggregate non-cash impairment charges of $13,251,000 for other-than-temporary declines in the fair value of investments, including $1,985,000 that was recognized in March 2008.

The following table summarizes our "available for sale" securities (in thousands):

December 31,	2008	2007
Adjusted cost of "available for sale" securities	$ 699	$ 5,626
Gross unrealized gains	5,660	23,947
Gross unrealized losses	–	(1,377)
Fair value of "available for sale" securities	$ 6,359	$ 28,196

Investments in "available for sale" securities with gross unrealized losses as of December 31, 2007 had been in a continuous unrealized loss position for less than twelve months. We had the ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of our investment. We believe that these unrealized losses were temporary and accordingly we did not recognize an other-than-temporary impairment related to "available for sale" securities as of December 31, 2007.

Our investments in privately held entities as of December 31, 2008 and 2007 totaled approximately $55,502,000 and $56,126,000, respectively. Of these totals, approximately $55,478,000 and $55,841,000, respectively, are accounted for under the cost method. The remainder ($24,000 and $285,000 for 2008 and 2007, respectively) are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2008 and 2007, there were no unrealized losses in our investments in privately held entities.

Net investment income of approximately $8,005,000, $11,700,000, and $7,138,000 was recognized in 2008, 2007 and 2006, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2008 consisted of equity in loss of approximately $173,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $8,841,000 and gross realized losses of approximately $663,000. For the year ended December 31, 2008, approximately $10,816,000 was reclassified from accumulated other comprehensive income to realized gains, net and is included in other income. Net investment income in 2007 consisted of equity in loss of approximately $330,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $12,216,000 and gross realized losses of approximately $186,000. Net investment income in 2006 consisted of equity in loss of approximately $632,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $8,305,000 and gross realized losses of approximately $535,000.

5

5. SECURED NOTES PAYABLE

Secured notes payable totaled approximately $1.1 billion and $1.2 billion as of December 31, 2008 and 2007, respectively. Our secured notes payable had weighted average interest rates of approximately 5.26% and 6.08% at December 31, 2008 and 2007, respectively, with maturity dates ranging from June 2009 to August 2016.

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of rental properties, net, properties undergoing development and redevelopment, and land held for development securing debt were approximately $1.8 billion at December 31, 2008 and 2007. At December 31, 2008, our secured notes payable were comprised of approximately $785.5 million and $296.4 million of fixed and variable rate debt, respectively, compared to approximately $902.9 million and $310.0 million of fixed and variable rate debt, respectively, at December 31, 2007.

Future principal payments due on secured notes payable as of December 31, 2008 were as follows (dollars in thousands):

Year	Amount	Weighted Average Interest Rate(1)
2009	$ 94,998(2)	5.26%
2010	258,038	5.23
2011	190,965	5.69
2012	37,582	5.95
2013	49,819	5.89
Thereafter	450,561(2)	5.85
	$1,081,963(2)(3)	

(1) The weighted average interest rate related to payments on our secured notes payable is calculated based upon the outstanding debt as of December 31st of the year immediately preceding the year presented.

(2) Includes minority interests' share of scheduled principal maturities of approximately $45.0 million, of which approximately $23.0 million and $20.8 million mature in 2009 and thereafter, respectively.

(3) Total secured notes payable as of December 31, 2008 is net of unamortized discount of approximately $2.1 million.

6

6. UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

Our $1.9 billion in unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2008, we had borrowings of $675 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.30%.

Our unsecured line of credit and unsecured term loan, as amended, bear interest at a floating rate based on our election of either (1) a LIBOR-based rate plus 1.00% to 1.45% depending on our leverage or (2) the higher of a rate based upon Bank of America's ("BofA") prime rate plus 0.0% to 0.25% depending on our leverage and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among others, the following (as defined under the terms of the agreement):

- leverage ratio less than 65.0%;
- fixed charge coverage ratio greater than 1.40;
- minimum book value of $800 million; and
- secured debt ratio less than 55.0%.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers and borrowings available under our unsecured line of credit and unsecured term loan for developments, land and encumbered assets. As of December 31, 2008 and 2007, we were in compliance with all such covenants.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties and our cost basis of development assets and land. Aggregate unsecured borrowings may increase as we complete the development, redevelopment or acquisition of additional unencumbered properties. As of December 31, 2008, aggregate unsecured borrowings were limited to approximately $2.5 billion.

7

7. UNSECURED CONVERTIBLE NOTES

In January 2007, we completed a private offering of $460 million of unsecured convertible notes that are due in 2027 (the "Notes") with a coupon of 3.70%. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million. Prior to January 15, 2012, we will not have the right to redeem the Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the Notes may require us to repurchase their Notes, in whole or in part, on January 15, 2012, 2017 and 2022 for cash equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

At issuance, the Notes had an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the Notes representing a conversion price of approximately $117.96 per share of our common stock. This initial conversion price represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The conversion rate of the Notes is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2008, the Notes had a conversion rate of approximately 8.5070 common shares per $1,000 principal amount of the Notes, which is equivalent to a conversion price of approximately $117.55 per share of our common stock.

Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to the stated maturity of the Notes only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period; (3) the Notes will be convertible upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions or the liquidation of the Company; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from, and including, December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase. The Note Measurement Period is the five consecutive trading day period following a request by a holder of the Notes to convert the Notes.

8

8. INTEREST RATE SWAP AGREEMENTS

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

As of December 31, 2008 and 2007, our interest rate swap agreements were classified in accounts payable, accrued expenses, tenant security deposits and other assets at their fair values aggregating a liability balance of approximately $80.5 million and $26.9 million, respectively, with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. For the year ended December 31, 2008, approximately $14.9 million was reclassified from accumulated other comprehensive income to interest expense as an increase to interest expense. During the next 12 months, we expect to reclassify approximately $33.2 million from accumulated other comprehensive income to interest expense as an increase to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2008 (dollars in thousands):

Transaction Dates	Effective Dates	Termination Dates	Interest Pay Rates	Notional Amounts	Effective Amounts	Fair Values
June 2006	June 30, 2006	September 30, 2009	5.299%	$ 125,000	$ 125,000	$ (4,288)
December 2005	December 29, 2006	November 30, 2009	4.730	50,000	50,000	(1,801)
December 2005	December 29, 2006	November 30, 2009	4.740	50,000	50,000	(1,805)
December 2006	December 29, 2006	March 31, 2014	4.990	50,000	50,000	(7,138)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(2,250)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(5,043)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(5,987)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	50,000	(3,549)
May 2005	June 30, 2008	June 30, 2009	4.509	50,000	50,000	(963)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(3,212)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(3,212)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,787)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,788)
October 2008	October 10, 2008	December 31, 2009	2.750	75,000	75,000	(1,426)
October 2008	October 16, 2008	January 31, 2010	2.755	100,000	100,000	(2,027)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	50,000	(4,117)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	50,000	(4,123)
May 2005	November 28, 2008	November 30, 2009	4.615	25,000	25,000	(873)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	–	(2,304)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	–	(8,150)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	–	(8,136)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	–	(4,563)
Total					$ 953,500	$ (80,542)

In accordance with SFAS 133, we record our interest rate swaps agreements on the balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. In accordance with SFAS 157, the fair values of interest rate swap agreements are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. We have concluded as of December 31, 2008, the fair value associated to "significant unobservable inputs" for risk of non-performance was insignificant to the overall fair value of our interest rate swap agreements and as a result, have determined that the relevant inputs for purposes of calculating the fair value of our interest rate swap agreements, in their entirety, were based upon "significant other observable inputs" pursuant to SFAS 157.

9

9. COMMITMENTS AND CONTINGENCIES

Employee retirement savings plan

We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to approximately $1,289,000, $941,000 and $850,000, respectively, for the years ended December 31, 2008, 2007 and 2006. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the Company.

Concentration of credit risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2008, we held 416 leases with a total of 347 tenants and 79 of our 159 properties were each leased to a single tenant. At December 31, 2008, our three largest tenants accounted for approximately 14.3% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held approximately $60.9 million in irrevocable letters of credit available from certain tenants as security deposits for 164 leases as of December 31, 2008.

Commitments

As of December 31, 2008, remaining aggregate costs under contracts for the construction of properties undergoing development and redevelopment and infrastructure improvements under the terms of leases approximated $292.2 million. We expect payments for these obligations to occur over the next four years, subject to capital planning adjustments from time to time. We were also committed to fund approximately $43.8 million for certain investments over the next six years.

As of December 31, 2008, we were committed under the terms of ground leases for 19 of our properties and three land development parcels. These lease obligations over the next five years and thereafter are approximately $6.1 million in 2009, $6.6 million in 2010, $7.7 million in 2011, $8.2 million in 2012, $8.7 million in 2013 and $559.4 million thereafter, and have remaining lease terms of 24 to 98 years, exclusive of extension options. In addition, as of December 31, 2008, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations totaling approximately $4.6 million have remaining lease terms of less than one year up to four years, exclusive of extension options.

10

10. MINORITY INTEREST

Minority interest represents the third party interests in certain entities in which we have a controlling interest and a third party interest in a VIE in which we are the primary beneficiary. These entities own eight properties and three development parcels and are included in our consolidated financial statements. Minority interest is adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity. Minority interest is adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity. Distributions, profits and losses related to these entities are allocated in accordance with the respective operating agreements. As of December 31, 2008 and 2007, we were the primary beneficiary of a VIE that owns a development parcel with a carrying value of approximately $88.0 million and $72.8 million, respectively. The development parcel serves as collateral for a non-recourse secured loan that had balances of approximately $50.7 million and $38.2 million at December 31, 2008 and 2007, respectively, and matures in June 2009. We may, in certain circumstances, be obligated to provide additional capital to the VIE in accordance with the operating agreement. As of December 31, 2008 and 2007, the minority interest balance related to this entity was approximately $15.3 million. As of December 31, 2008 and 2007, the aggregate minority interest balance was approximately $75.0 million and $75.5 million, respectively, and is classified as minority interest in the accompanying consolidated balance sheet.

11

11. ISSUANCES OF COMMON STOCK

In September 2007, we sold 2,300,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $96.00 per share, resulting in aggregate proceeds of approximately $215 million (after deducting underwriters' discounts and other offering costs).

12

12. PREFERRED STOCK AND EXCESS STOCK

Series B Preferred Stock

In January 2002, we completed a public offering of 2,300,000 shares of our Series B Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B Preferred Stock are cumulative and accrue from the date of issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B Preferred Stock generally have no voting rights.

In February 2007, we called for redemption of our Series B Preferred Stock. The Series B Preferred Stock was redeemed in March 2007 at a redemption price equal to $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends to the redemption date. In accordance with EITF Topic D-42, we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of the Series B Preferred Stock.

Series C Preferred Stock

In June 2004, we completed a public offering of 5,185,500 shares of our Series C Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our series A preferred stock with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C Preferred Stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Series D Convertible Preferred Stock

In March 2008, we completed a public offering of 8,800,000 shares of our Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $213 million (after deducting underwriters' discounts and other offering costs). In April 2008, we sold an additional 1,200,000 shares of our Series D Convertible Preferred Stock in an exercise of the underwriters' over-allotment option, resulting in aggregate proceeds of approximately $29 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption provisions and we are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2008, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2479 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.85 per share of common stock.

Preferred stock and excess stock authorizations

Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 15,185,500 shares were issued and outstanding as of December 31, 2008. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2008.

13

13. STOCK PLAN

1997 Stock plan

In 1997, we adopted a stock option and incentive plan for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the Company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock and (2) share awards. In May 2008, we amended and restated the 1997 stock option and incentive plan (the "Restated 1997 Stock Plan") to increase the number of shares reserved for the grant of awards and extend the term of the Restated 1997 Stock Plan to May 2018, among other amendments. As of December 31, 2008, a total of 942,510 shares were reserved for the granting of future options and share awards under the Restated 1997 Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. We have not granted any stock options since 2002. The options outstanding under the Restated 1997 Stock Plan expire at various dates through October 2012. The fair values of the options issued under the Restated 1997 Stock Plan were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2008, 2007 and 2006:

Year ended December 31,	2008	2007	2006
Risk-free interest rate	1.55%	3.45%	4.64%
Dividend yield	4.06%	2.52%	2.71%
Volatility factor of the expected market price	29.65%	21.63%	20.83%
Weighted average expected life of the options	5.3 years	5.0 years	5.0 years

A summary of the stock option activity under our Restated 1997 Stock Plan and related information for the years ended December 31, 2008, 2007 and 2006 follows:

	2008		2007		2006	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	255,345	$ 41.80	338,680	$ 38.20	492,016	$ 34.92
Granted	–	–	–	–	–	–
Exercised	(69,291)	36.22	(83,335)	27.16	(153,336)	27.69
Forfeited	–	–	–	–	–	–
Outstanding at end of year	186,054	$ 43.88	255,345	$ 41.80	338,680	$ 38.20
Exercisable at end of year	186,054	$ 43.88	255,345	$ 41.80	338,680	$ 38.20
Weighted average fair value of options granted		$ –		$ –		$ –

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$ 29.44 – $38.46	$ 36.87	47,850	2.1
$ 39.40 – $43.24	41.84	13,300	3.4
$ 43.50 – $43.50	43.50	27,000	3.2
$ 47.69 – $47.69	47.69	97,904	3.5
$ 29.44 – $47.69	43.88	186,054	3.1

The aggregate intrinsic value of options outstanding as of December 31, 2008 was approximately $3.1 million.

In addition, the Restated 1997 Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock, that (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a three-year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2008 and 2007 there were 475,421 and 457,956 shares, respectively, of nonvested awards outstanding. During 2008, we granted 230,663 shares of common stock, 209,523 share awards vested and 3,675 shares were forfeited. During 2007, we granted 294,376 shares of common stock, 275,487 share awards vested, and 5,282 shares were forfeited. During 2006, we granted 286,569 shares of common stock, 105,782 share awards vested, and 7,975 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2008 was approximately $96.76 per share, and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $19.3 million. As of December 31, 2008, there was $34.3 million of unrecognized compensation related to nonvested share awards under the Stock Plan, which is expected to be recognized over a weighted average period of approximately one year. Capitalized stock compensation was approximately $7,019,000, $8,677,000 and $3,741,000 in 2008, 2007 and 2006, respectively, and is included as a reduction of general and administrative costs in the accompanying consolidated statements of income.

14

14. NON-CASH TRANSACTIONS

During the year ended December 31, 2008, building improvements and equipment aggregating $13,407,000 were transferred to the Company in a non-cash transaction. The amount of building improvements and equipment recognized in this transaction were determined based upon the estimated fair value of the improvements received. This amount is also recognized as additional rental income amortized over the remaining term of the applicable lease.

During the year ended December 31, 2007, our non-cash transaction related to the acquisition of one property located in the Eastern Massachusetts market. During the year ended December 31, 2006, our non-cash transactions related to the acquisition of seven properties in one transaction located in the Eastern Massachusetts market and the acquisition of one land parcel in a second unrelated transaction located in the San Francisco Bay market.

The following table summarizes these transactions (in thousands):

Year ended December 31,	2007	2006
Aggregate purchase price	$ 150,000	$ 608,363
Minority interest	–	36,898
Notes payable	57,900	232,525
Cash paid for the properties	$ 92,100	$ 338,940

15

15. DISCONTINUED OPERATIONS

The following is a summary of operations and net assets of the properties included in discontinued operations presented in compliance with SFAS 144 (in thousands):

Year ended December 31,	2008	2007	2006
Total revenue	$ 2,316	$ 10,988	$ 17,162
Operating expenses	758	3,492	4,368
Revenue less operating expenses	1,558	7,496	12,794
Interest expense	1,185	2,261	2,284
Depreciation expense	510	2,327	3,135
Subtotal	(137)	2,908	7,375
Gain/loss on properties "held for sale" and sales of property, net	15,751	7,976	59
Income from discontinued operations, net	$ 15,614	$ 10,884	$ 7,434

December 31,	2008	2007
Properties "held for sale", net	$ 9,189	$ 30,331
Other assets	54	71
Total assets	$ 9,243	$ 30,402
Total liabilities	13,966	62
Net (liabilities) assets of discontinued operations	$ (4,723)	$ 30,340

Income from discontinued operations, net for 2008 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2008 and eight properties sold during 2008. In accordance with SFAS 144, during 2008, we recorded a non-cash impairment charge of $4,650,000 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market that has been included in the gain/loss on properties "held for sale" and sales of property, net above. We sold the industrial building located in a suburban submarket south of Boston and the office building located in the San Diego market later in 2008. Income from discontinued operations, net for 2007 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2008, eight properties sold during 2008 and four properties and four land parcels sold during 2007. Income from discontinued operations, net for 2006 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2008, eight properties sold during 2008, four properties and four land parcels sold during 2007 and three properties sold during 2006.

16

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of consolidated financial information on a quarterly basis for 2008 and 2007 (in thousands, except per share amounts):

	Quarters			
	First	Second	Third	Fourth
2008				
Revenues[1]	$ 109,562	$ 109,657	$ 114,877	$ 126,572
Net income available to common stockholders	$ 34,760	$ 21,303	$ 21,510	$ 21,071
Earnings per share:				
Basic[2]	$ 1.10	$ 0.67	$ 0.68	$ 0.66
Diluted[2]	$ 1.09	$ 0.67	$ 0.67	$ 0.66
2007				
Revenues[1]	$ 94,390	$ 93,380	$ 101,696	$ 107,596
Net income available to common stockholders	$ 15,108	$ 21,334	$ 20,186	$ 22,277
Earnings per share:				
Basic[2]	$ 0.52	$ 0.73	$ 0.69	$ 0.71
Diluted[2]	$ 0.52	$ 0.73	$ 0.68	$ 0.70

(1) All periods have been adjusted from amounts previously disclosed to reclassify amounts related to discontinued operations. See Note 15.

(2) Quarterly earnings per common share amounts may not total to the annual amounts due to rounding and to the change in the number of common shares outstanding.

17

17. SUBSEQUENT EVENTS

In January 2009, we sold three properties that were classified as "held for sale" as of December 31, 2008. The aggregate sales price for the properties sold in 2009 was approximately $14.4 million.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE". On February 9, 2009, there were approximately 267 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Distribution
2008			
Fourth Quarter	$112.72	$33.12	$0.80
Third Quarter	$116.50	$92.55	$0.80
Second Quarter	$107.50	$92.73	$0.80
First Quarter	$104.23	$85.97	$0.78
2007			
Fourth Quarter	$107.45	$88.98	$0.78
Third Quarter	$103.93	$83.73	$0.76
Second Quarter	$112.17	$96.13	$0.76
First Quarter	$116.23	$97.26	$0.74

Directors and Officers

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS

Joel S. Marcus
Chairman of the Board and
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International LLC

John L. Atkins, III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy LLC

James H. Richardson
Consultant

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton
Ph.D., D.Sc. Senior General Partner
Oxford BioScience Partners

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

Peter J. Nelson
Secretary

Dean A. Shigenaga
Chief Financial Officer

SENIOR OFFICERS

Thomas J. Andrews
Vincent R. Ciruzzi, Jr.
John J. Cox
John H. Cunningham
Lawrence J. Diamond
Peter M. Moglia
Jennifer J. Pappas
Stephen A. Richardson
Jeffrey J. Ryan

Corporate Information

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

Common Stock
Listed on the New York Stock Exchange
Symbol ARE

Corporate Offices
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

Legal Counsel
Morrison & Foerster LLP
Los Angeles, California

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Annual Meeting
The annual meeting will be held at 11 AM, Pacific Daylight Time, May 20, 2009, at the Langham Huntington Hotel & Spa, 1401 S. Oak Knoll Avenue, Pasadena, California.

SEC Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

The majority of this Alexandria Real Estate Equities, Inc. 2008 annual report was printed on recycled and recyclable papers.
Design: Opto Design / Consulting Designers: Camilla R. Marcus, Kelly Atkins / Printing: Lithographix, Inc. / Illustration: Neal Armstrong